UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2016

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10568

Delaware	35-2546939
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1601 Connecticut Ave., NW, Suite 300 Washington, DC (Address of principal executive offices)	20009 (Zip Code)

(202) 584-0550
Registrant’s telephone number, including area code

Common Shares
(Title of each class of securities issued pursuant to Regulation A)

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Part II.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K (“Annual Report”) that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	our ability to effectively deploy the proceeds raised in our initial public offering (the “Offering”);

•	our ability to attract and retain members to our sponsor’s online crowdfunding platform (the “Fundrise Platform”);

•	risks associated with breaches of our data security;

•	changes in economic conditions generally and the real estate and securities markets specifically;

•	limited ability to dispose of assets because of the relative illiquidity of real estate investments;

•	intense competition in the real estate market that may limit our ability to attract or retain tenants or re-lease space;

•	defaults on or non-renewal of leases by tenants;

•	increased interest rates and operating costs;

•	our failure to obtain necessary outside financing;

•	decreased rental rates or increased vacancy rates;

•	the risk associated with potential breach or expiration of a ground lease, if any;

•	difficulties in identifying properties to complete, and consummating, real estate acquisitions, developments, joint ventures and dispositions;

•	our failure to successfully operate acquired properties and operations;

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•	exposure to liability relating to environmental and health and safety matters;

•	changes in real estate and zoning laws and increases in real property tax rates;

•	our failure to maintain our status as a REIT;

•	failure of acquisitions to yield anticipated results;

•	risks associated with breaches of our data security;

•	risks associated with derivatives or hedging activity;

•	our level of debt and the terms and limitations imposed on us by our debt agreements;

•	the need to invest additional equity in connection with debt refinancings as a result of reduced asset values;

•	our ability to retain our executive officers and other key personnel of our advisor, our property manager and their affiliates;

•	expected rates of return provided to investors;

•	the ability of our sponsor and its affiliates to source, originate and service our loans and other assets, and the quality and performance of these assets;

•	our ability to retain and hire competent employees and appropriately staff our operations;

•	legislative or regulatory changes impacting our business or our assets (including changes to the laws governing the taxation of real estate investment trusts (“REITs”) and the Securities and Exchange Commission (“SEC”) guidance related to Regulation A or the JOBS Act);

•	changes in business conditions and the market value of our assets, including changes in interest rates, prepayment risk, operator or borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;

•	our ability to implement effective conflicts of interest policies and procedures among the various real estate investment opportunities sponsored by our sponsor;

•	our ability to access sources of liquidity when we have the need to fund redemptions of common shares in excess of the proceeds from the sales of our common shares in our continuous offering and the consequential risk that we may not have the resources to satisfy redemption requests;

•	our failure to maintain our status as a REIT;

•	our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended (the “Advisers Act”), the Investment Company Act and other laws; and

•	changes to generally accepted accounting principles, or GAAP.

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Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, including, without limitation, the risks described under “Risk Factors,” the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

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FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC
(the "West Coast eREITTM")

Item 1.	Business

The Company

Fundrise West Coast Opportunistic REIT, LLC is a Delaware limited liability company formed on November 19, 2015 to originate, invest in and manage a diversified portfolio primarily consisting of investments in multifamily rental properties and development projects located primarily in the Los Angeles, CA, San Francisco, CA, San Diego, CA, Seattle, WA, and Portland, OR metropolitan statistical areas (“MSAs”), with such investments consisting of equity interests in such properties or debt, as well as commercial real estate debt securities and other select real estate-related assets, where the underlying assets primarily consist of such properties. We define development projects to include a range of activities from major renovation and lease-up of existing buildings to ground up construction. While we intend to primarily invest in multifamily rental properties and development projects located in the Los Angeles, CA, San Francisco, CA, San Diego, CA, Seattle, WA, and Portland, OR MSAs, we may invest in other asset classes as well as other locations, depending on the availability of suitable investment opportunities. We may also invest in commercial real estate-related debt securities (including commercial mortgage-backed securities, or CMBS, collateralized debt obligations, or CDOs, and REIT senior unsecured debt) and other real estate-related assets. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. The use of the terms “Fundrise West Coast Opportunistic REIT”, the “Company”, “we”, “us” or “our” in this Annual Report refer to Fundrise West Coast Opportunistic REIT, LLC unless the context indicates otherwise.

We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (“the Code”), commencing with our taxable year ending December 31, 2016. As of April 1, 2017, our investments totaled approximately $9,245,000. As of December 31, 2016, we had acquired approximately $5,889,000 worth of real estate debt investments that in the opinion of our Manager, meets our investment objectives. See Item 2,“Management’s Discussion and Analysis of Financial Condition and Results of Operations - Recent Developments” for information concerning our investments since December 31, 2016. We will seek to create and maintain a portfolio of multifamily rental properties and development project investments that generate a low volatility income stream of attractive and consistent cash distributions. Our focus on investing in debt and equity instruments will emphasize the payment of current returns to investors and preservation of invested capital as our primary investment objectives, as well as emphasizing capital appreciation from our investments, as is typically the case with strategies focused exclusively on opportunistic or equity oriented investments.

Fundrise Advisors, LLC, our Manager, manages our day-to-day operations. Our Manager is an investment adviser registered with the SEC and a wholly-owned subsidiary of our sponsor. A team of real estate and debt finance professionals, acting through our Manager, makes all the decisions regarding the selection, negotiation, financing and disposition of our investments, subject to the limitations in our operating agreement. Our Manager also provides asset management, marketing, investor relations and other administrative services on our behalf with the goal of maximizing our operating cash flow and preserving our invested capital. Rise Companies Corp., our sponsor, is able to exercise significant control over our business.

We have offered, are offering, and will continue to offer up to $50,000,000 in our common shares, which represent limited liability company interests in our company (the “Offering”). See Item 2 “Management’s

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Discussion and Analysis of Financial Condition and Results of Operations – Overview” for more information concerning the current status of the Offering.

We expect to offer common shares in our Offering until we raise the maximum amount being offered, unless terminated by our Manager at an earlier time. Until December 31, 2017, the per share purchase price for our common shares will be $10.00 per share, an amount that was arbitrarily determined by our Manager. Thereafter, the per share purchase price will be adjusted every fiscal quarter and, as of January 1st, April 1st, July 1st and October 1st of each year (or as soon as commercially reasonable and announced by us thereafter), will equal the greater of (i) $10.00 per share or (ii) the sum of our net asset value, or NAV, divided by the number of our common shares outstanding as of the end of the prior fiscal quarter (NAV per share). Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity on a quarterly basis for their investment in our shares.

Investment Strategy

We originate, acquire, asset manage, operate, selectively leverage, syndicate and opportunistically sell multifamily rental properties and development projects through the acquisition of equity interests in such properties or debt (including senior mortgage loans, subordinated mortgage loans (also referred to as B Notes), mezzanine loans, and participations in such loans), as well as commercial real estate debt securities and other real estate-related assets, where the underlying assets primarily consist of such properties. Our management has extensive experience investing in numerous types of properties. While we focus our investments primarily in multifamily rental properties and development projects, in the event that appropriate investment opportunities are not available, we may acquire a wide variety of commercial properties, including office, industrial, retail, recreation and leisure, single-tenant residential and other real properties. These properties may be existing, income-producing properties, newly constructed properties or properties under development or construction and may include multifamily rental properties purchased for conversion into condominiums and single-tenant properties that may be converted for multifamily use. We focus on acquiring properties with significant possibilities for capital appreciation, such as those requiring development, redevelopment or repositioning, those located in markets with high growth potential and those available from sellers who are distressed or face time-sensitive deadlines. We also may invest in real estate-related securities, including securities issued by other real estate companies, either for investment or in change of control transactions completed on a negotiated basis or otherwise, and in bridge and mezzanine loans that may lead to an opportunity to purchase a real estate interest. In addition, to the extent that our Manager and its investment committee determines that it is advantageous, we also may make or invest in commercial mortgage-backed securities, mortgage loans and Code Section 1031 tenant-in-common interests. Our portfolio of debt investments is secured primarily by U.S. based collateral, primarily multifamily rental properties and development projects, and diversified by security type.

We seek to create and maintain a portfolio of multifamily rental properties and development project investments that generate a low volatility income stream of attractive and consistent cash distributions. Our focus on investing in debt and equity instruments emphasizes the payment of current returns to investors and preservation of invested capital as our primary investment objectives, as well as emphasizing capital appreciation from our investments, as is typically the case with strategies focused exclusively on opportunistic or equity-oriented investments.

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For debt investments, our Manager directly structures, underwrites and originates many of the debt products in which we invest, as doing so provides for the best opportunity to control our borrower and partner relationships and optimize the terms of our investments. Our proven underwriting process, which our management team has successfully developed over their extensive real estate careers in a variety of market conditions and implemented at our sponsor, involves comprehensive financial, structural, operational and legal due diligence of our borrowers and partners in order to optimize pricing and structuring and mitigate risk. We feel the current and future market environment for multifamily rental properties and development projects (including any existing or future government-sponsored programs) provides a wide range of opportunities to generate compelling investments with strong risk-return profiles for our shareholders.

Investment Objectives

Our primary investment objectives are:

•	to realize growth in the value of our investment within approximately five years of the termination of our Offering;

•	to grow net cash from operations so that an increasing amount of cash flow is available for distributions to investors over the long term;

•	to pay attractive and consistent cash distributions;

•	to enable investors to realize a return on their investment by beginning the process of liquidating and distributing cash to investors within approximately five years of the termination of our Offering, or providing liquidity through alternative means such as in-kind distributions of our own securities or other assets; and

•	to preserve, protect and return shareholders’ capital contributions.

We also seek to realize growth in the value of our investments by timing their sale to maximize value. There can be no assurance that we will be able to achieve these objectives.

Competition

Our net income depends, in large part, on our ability to source, acquire and manage investments with attractive risk-adjusted yields. We compete with many other entities engaged in real estate investment activities, including individuals, corporations, bank and insurance company investment accounts, other REITs, private real estate funds, and other entities engaged in real estate investment activities as well as online lending platforms that compete with the Fundrise Platform, many of which have greater financial resources and lower costs of capital available to them than we have. In addition, there are numerous REITs with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us. Competitive variables include market presence and visibility, amount of capital to be invested per project and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential investments than we are, our investment volume and profit margins for our investment portfolio could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

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Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our Offering Circular dated September 30, 2016 and filed with the SEC on October 5, 2016, as supplemented (the “Offering Circular”), which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

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Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Fundrise West Coast Opportunistic REIT, LLC is a newly organized Delaware limited liability company formed to originate, invest in and manage a diversified portfolio primarily consisting of investments in multifamily rental properties and development projects located primarily in the Los Angeles, CA, San Francisco, CA, San Diego, CA, Seattle, WA, and Portland, OR metropolitan statistical areas (“MSAs”), with such investments consisting of equity interests in such properties or debt, as well as commercial real estate debt securities and other select real estate-related assets, where the underlying assets primarily consist of such properties. We are externally managed by Fundrise Advisors, LLC, or our Manager, which is an investment adviser registered with the Securities and Exchange Commission, or SEC, and a wholly-owned subsidiary of our sponsor, Rise Companies Corp., the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates an online investment platform www.fundrise.com. On October 25, 2016, we commenced operations upon our satisfying the $1 million minimum offering requirement (not including the $100,000 received in the private placements to our sponsor and Fundrise, LP).

 We have offered, are offering, and will continue to offer up to $50,000,000 in our common shares in our Offering. As of April 1, 2017 and December 31, 2016, we had raised total gross offering proceeds of approximately $12,612,000 and $6,952,000, respectively, from settled subscriptions (including the $100,000 received in the private placements to our sponsor, Rise Companies Corp., and Fundrise, LP, an affiliate of our sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of 1,261,000 and 695,000, respectively, of our common shares. Assuming the settlement for all subscriptions received as of April 1, 2017, approximately 3,739,000 of our common shares remained available for sale to the public under our Offering.

To mitigate the effect of our lack of assets, revenue and operating history, our Manager agreed, for a period until December 31, 2016 (the “fee waiver period”), to waive its asset management fee during the fee waiver period if the average annualized non-compounded return to investors is less than eight percent (8%). Following the conclusion of the fee waiver period, our Manager may, in its sole discretion, waive its asset management fee, in whole or in part. The Manager will forfeit any portion of the asset management fee that is waived. As of April 1, 2017, our Manager has not waived the asset management fee since the end of the fee waiver period. For more information regarding the fee waiver support of our common shares, please see “Description of Our Common Shares – Distributions” in our Offering Circular here.

We have operated in a manner intended to qualify as a REIT for federal income tax purposes beginning with the year ended December 31, 2016.

Our Investments

During the year ended December 31, 2016, we entered into the following investments. See Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments” below for a description of investments we have made since December 31, 2016.

Investment Type	Date	Description

Real Estate Debt Investments	10/26/16	Acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor, three, cross-collateralized first mortgage loans with a maximum total principal balance of $4,975,000 (the “Mesa Senior Loan”, “Parkman Senior Loan” and “Gramercy Senior Loan”, and collectively, the “Square One Senior Loans”). The Mesa Senior Loan, Parkman Senior Loan and Gramercy Senior Loan bear interest rates of 11%, 10% and 10% per annum, respectively, and each have a maturity date of October 14, 2017,

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with an option to extend for a period of six months after the maturity dates. The borrowers used the loan proceeds to acquire two parcels located in Los Angeles, California and San Pedro, California, and to recapitalize one parcel located in Los Angeles, California. More information on the Square One Senior loans can be found here.

11/15/16	Acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor, a first mortgage loan with a maximum principal balance of $1,250,000 (the “Ark Douglas Senior Loan”). The borrower used the loan proceeds to purchase land located in Los Angeles, California (the “Ark Douglas Property”) and currently plans to redesign seven small lot homes and eventually build a small lot subdivision after securing construction financing. The Ark Douglas Senior Loan bears an interest rate of 9% per annum, with an amount equal to 9% per annum paid current on a quarterly basis through maturity date (11/11/17). More information on the Ark Douglas Senior Loan can be found here.

Distributions

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates.

On October 26, 2016, we declared our first distribution to shareholders of record as of the close of business on each day of the period commencing on November 1, 2016 and ending on November 30, 2016. Our Manager has declared daily distributions for shareholders of record as of the close of business on each day from November 1, 2017 through June 30, 2017. The distributions are payable to shareholders of record as of the close of business on each day of the distribution period. The below chart details the distributions that we have declared since we commenced operations:

Distribution Period	Daily Distribution Amount/Common Share		Date of Declaration	Payment Date (1)	Annualized Yield (2)
11/01/16 – 11/30/16	0.0006849315		10/26/16	1/12/17	2.50%
12/01/16 – 12/31/16	0.0010958904		11/30/16	1/12/17	4.00%
01/01/17 – 03/31/17	0.0021917808		12/31/16	4/21/17	8.00%
04/01/17 – 06/30/17	0.0021917808		03/21/17	7/21/17	8.00%
Weighted Average (11/01/16 through 06/30/17)	0.0018645986	(3)	-	-	6.81	%(4)

(1) Dates presented are the dates on which the distributions were, or are, scheduled to be distributed; actual distribution dates may vary.

(2) Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.00 per share purchase price. While the Manager is under no obligation to do so, each annualized basis return assumes that the Manager would declare distributions in the future similar to the distributions for each period presented, and there can be no assurance that the Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.

(3) Weighted average daily distribution amount per common share is calculated as the average of the daily declared distribution amounts from November 1, 2016 through June 30, 2017.

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(4) Weighted average annualized yield is calculated as the annualized yield of the average daily distribution amount for the periods presented, assuming a $10.00 per share purchase price. While the Manager is under no obligation to do so, the average annualized basis return assumes that the Manager would declare distributions in the future similar to the average distributions for the period from November 1, 2016 through June 30, 2017, and there can be no assurance that the Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.

Redemption Plan

We have adopted a redemption plan whereby, on a quarterly basis, a shareholder may obtain liquidity as described in detail in our Offering Circular, which may be accessed here, Our Manager may in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason

As of December 31, 2016, 15,100 common shares have been submitted for redemption through our redemption plan and 100% of such redemption requests have been honored.

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Sources of Operating Revenues and Cash Flows

We generate revenues from net interest income on our commercial real estate debt. As we continue to add investments, cash flow distributions and equity in earnings from investments in unconsolidated joint ventures could also be future sources of revenue. Our income is primarily derived through the difference between revenue and the cost at which we are able to finance our investments. We may also seek to acquire investments which generate attractive returns without any leverage.

Outlook and Recent Trends

We believe that the near and intermediate-term market for investment in select West Coast commercial real estate properties, commercial real estate loans, joint venture equity investments, and other real estate-related assets is compelling from a risk-return perspective, particularly with regard to multifamily rental units.

For purposes of this Annual Report, we define the West Coast to primarily include the states of California, Oregon and Washington, with special focus on the metropolitan statistical areas (“MSAs”) of Los Angeles, CA, San Francisco, CA, San Diego, CA, Seattle, WA, and Portland, OR. We favor a strategy weighted toward targeting (i) mezzanine debt and preferred equity investments that maximize current income, and (ii) equity investments with significant potential value creation but below the radar of institutional-sized investors. This is due to the stable economy of the West Coast, which is filled with pockets of high growth, coupled with extreme housing supply constraints.

We pursue a variety of tactics to benefit from pricing opportunistic dislocations in the West Coast multifamily market including: (i) acquiring value-add and lease-up properties; (ii) acquiring assets that require repositioning or redevelopment; (iii) investing in ground-up new development projects; and (iv) providing senior and mezzanine debt and recapitalization equity capital for existing transactions.

We believe that our investment strategy, combined with both our unique web-based origination platform and the experience and expertise of our Manager’s team, provides opportunities to originate investments with attractive current and accrued returns, long-term equity returns and strong structural features with local, joint venture real estate companies. This strategy expects to take advantage of changing market conditions to achieve favorable risk adjusted returns.

California

California’s multifamily rental market is benefitting from demographic changes, improved job growth, and strong economic dynamics in the State’s three major MSAs. Low cost construction and permanent financing along with a favorable cap-interest rate spread provide a modest margin of safety for asset valuations. At the same time, supply constraints are exaggerated by growing housing demand while local planning and entitlements surrounding new housing retard the creation of supply.

Key statistics provided by the Bureau of Labor Statistics are set forth below:

Key Statistics	San Diego	Los Angeles	San Francisco	California	US
Population	3,263,000	13,131,000	4,516,000	38,430,000	316,500,000
Pop. Growth Since 2000	1.1%	0.5%	0.7%	1.0%	0.9%
Number of Employed	1,447,147	6,099,959	2,330,245	17,383,464	139,023
Unemployment Rate	4.8%	7.1%	5.2%	6.3%	5.5%
Job Growth (Y-O-Y)	1.5%	2.3%	2.7%	2.2%	1.9%
Three Yr. Avg. Employment Growth	2.9%	2.6%	3.6%	2.3%	1.9%

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The chart below prepared by the State Legislative Analyst’s Office depicts the relative extent of the housing shortage in our target markets as suggested by housing starts versus housing demand between 1980 and 2010. In this 2015 report, the Legislative Analyst’s Office noted four key reasons that not enough housing units are being built in California’s coastal areas, all of which support the thesis of investing in multifamily assets: Community Resistance to New Housing, Environmental Reviews Can Be Used to Stop or Limit Housing Development, Local Finance Structure Favors Nonresidential Development, and Limited Vacant Developable Land. We intend to work with experienced real estate developers with successful track records navigating local entitlements and selectively pick development projects that have less difficult routes through the approval process or are already fully entitled.

Source: Legislative Analyst’s Office of California

In addition to housing shortages, California’s economy is growing faster than the United States, with the target markets being particularly robust.

Source: BLS

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Los Angeles MSA

The Los Angeles-Long Beach-Anaheim Metropolitan Statistical Area area includes Los Angeles and Orange Counties. We believe the Los Angeles MSA presents a strong investment environment as a result of the following factors:

1. The Los Angeles MSA is the second largest MSA in the United States, and, because of population growth and State and local housing development planning and entitlement processes, it is currently at 92% of its possible housing capacity according to a 2013 study by Greg Morrow titled “The Homeowner Revolution: Democracy, Land Use and Los Angeles Slow-Growth Movement, 1965-1992.”

Single Family homes cover approximately 90% of LA’s residential land, which has largely been built out, meaning any population growth must be accommodated for on a small portion of Los Angeles’s land.

Source: The Homeowner Revolution: Democracy, Land Use and Los Angeles Slow-Growth Movement, 1965-1992

Between 1960 and 1990 zoning and legislative changes pushed Los Angeles’s housing capacity from 10 million people down to 6 million people. Today, only 187 units are being built per 1,000 new residents. Being at capacity means that practically all future development projects will require a discretionary approval process to move forward. This discretionary approval process would allow for more density to accommodate increased demand.  Therefore, with the current regulations in place and the region’s land use policies, there is an extremely high barrier to entry. Discretionary approvals can take years and hundreds of thousands of dollars to navigate through the system successfully.

2. Los Angeles County has seen falling vacancy and rising rents for multifamily product.

According to Marcus and Millichap’s fourth quarter 2015 report, the average asking rents are estimated to increase 4.8%. This follows rent gains of 6.4% in 2014. From 2014 to 2015 multifamily vacancy fell from 3.4% to 2.7%, suggesting approved multifamily are of high interest to investors.

Marcus and Millichap’s summary graphs of changes in rents and vacancies across area are set forth below.

Submarket Vacancy Ranking
		Vacancy	Y-0-Y Basis	Effective	Y-0-Y
Rank	Submarket	Rate	Point Change	Rents	% Change
1	South Los Angeles	1.4%	80	$1,419	5.1%
2	Van Nuys/NE San Fernando Valley	1.7%	0	$1,438	15.1%
3	Sherman Oaks/N Hollywood/Encino	1.8%	90	$2,006	9.4%
4	Palms/Mar Vista	1.9%	60	$2,280	10.6%
5	Northridge/NW San Fernando Valley	2.0%	40	$1,503	9.5%
6	Burbank/Glendale/Pasadera	2.1%	100	$2,016	6.8%
7	Mid-Wilahire	2.2%	0	$2,142	6.4%
2	Southeast Los Angeles	2.3%	10	$1,435	7.1%
9	Brentwood/Westwood/Beverly Hills	2.3%	-40	$2,891	9.3%

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10	East Los Angeles	2.5%	-90	$1,222	3.1%
11	Hollywood	2.6%	130	$2,209	7.2%
12	Long Beach	2.6%	20	$1,620	8.7%
13	South Bay	2.6%	30	$2,098	9.2%
14	Santa Monica/Marina del Rey	2.9%	80	$3,132	6.0%
15	Woodland Hills	3.1%	30	$1,982	8.2%
16	Antelope Valley	3.3%	120	$953	11.5%
17	Santa Clarita Valley	3.4%	70	$1,753	6.2%
18	North San Gabriel Valley	3.5%	-40	$1,388	5.6%
19	Downtown Los Angeles	3.7%	140	$2,158	5.3%
20	South San Gabriel Valley	3.9%	-200	$1,454	6.0%

Source: Marcus & Millichap

3. Los Angeles County is seeing a decline in the interest / ability to own a home, especially among millennials.

Generally under current market conditions, homeownership rates are being driven down in cities attracting millennials. This may be because millennials have limited savings, a distrust of the real estate markets from the last recession, and a desire to live in urban infill locations served by transit with walkable amenities.

According to Zillow’s Rent vs. Buy Calculator, Los Angeles has the longest breakeven horizon between buying versus renting of any United States city (approximately 5 years). This breakeven horizon may be higher in many of the neighborhoods we are targeting, meaning that even people who can afford the substantial down payment that comes with purchasing in one of the most expensive home markets in the country, buyers will have a much harder decision to make on whether to rent or buy than people who live in places with a shorter breakeven analysis. This is a direct correlation to Los Angeles having the lowest homeownership rate of all major metropolitan areas (approximately 49%). Below is a Commerce Department chart sourced from the Wall Street Journal that sets forth US homeownership from 1965 through the second quarter 2015.

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Los Angeles home price inflation has outpaced the United States possibly because of the imbalance in supply and demand.

Since 1940, Los Angeles median home prices have grown considerably faster than the rest of the United States. This can be attributed to a growing population and economy while annual housing construction has slowed significantly. Such trends augur well for investment in rental properties.

Source: Legislative Analyst’s Office of California

4. Los Angeles County has seen a pull back in construction activity, only delivering 5,700 units in 2015.

Los Angeles County delivered 9,900 units in 2014, with an additional 5,700 estimated in 2015, yet the vacancy rate remains extremely low at 2.9%.

Los Angeles housing development in 2015 in five submarkets are estimated in the chart below.

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Source: Marcus & Millichap

5. Los Angeles MSA has seen steady population growth that has outpaced the United States, but has lagged behind the state of California as a whole.

Bloomberg (via Gizmodo) predicted in 2014 that Los Angeles would be the densest urban area in the United States by 2025 with an estimated 6,450 people per square mile and a projected total population of nearly 15.7 million (the population per square mile was 4,662 in 1995).

Regional population growth is expected to support multifamily development as there is currently no efficient way to provide enough units to keep pace with demand.

Source: BLS

6. Los Angeles County has seen stable employment growth, adding 97,900 jobs (+1.2%) in 2014.

As set forth in the chart below, as of 2014 Los Angeles has a strong employment base that earns on average 12% higher than the United States average. Although only making up 3.6% of the economy, the Arts, Design, Entertainment, Sports, and Media occupational group accounts for 3 times its proportional share of the economy (compared to the United States), and people in this industry earn 40% more than elsewhere in the country.

Table A. Occupational employment and wages by major occupational group, United States and the Los Angeles-Long Beach-Glendale Metropolitan Division, and measures of statistical significance, May 2014

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	Percent of total
	employment			Mean hourly wage
	United			United			Percent
Major occupational group	States	Los Angeles		States	Los Angeles		difference (1)
Total, all occupations	100.0%	100.0%		$22.71	$25.48	*	12
Management	5.0	5.7	*	54.08	59.71	*	10
Business and financial operations	5.1	5.6	*	34.81	37.52	*	8
Computer and mathematical	2.8	2.4	*	40.37	42.76	*	6
Architecture and engineering	1.8	1.7	*	39.19	45.10	*	15
Life, physical, and social science	0.8	0.9		33.69	35.74	*	6
Community and social services	1.4	1.6	*	21.79	24.94	*	14
Legal	0.8	1.0	*	48.61	63.52	*	31
Education, training, and library	6.2	5.7	*	25.10	28.61	*	14
Arts, design, entertainment, sports, and media	1.3	3.6	*	26.82	39.30	*	47
Healthcare practitioner and technical	5.8	5.0	*	36.54	43.71	*	20
Healthcare support	2.9	2.4	*	13.86	15.84	*	14
Protective service	2.4	2.7	*	21.14	24.37	*	15
Food preparation and serving related	9.1	9.2		10.57	11.04	*	4
Building and grounds cleaning and maintenance	3.2	2.7	*	12.68	13.48	*	6
Personal care and service	3.1	2.7	*	12.01	13.10	*	9
Sales and related	10.5	10.4		18.59	19.58	*	5
Office and administrative support	16.0	17.7	*	17.08	18.46	*	8
Farming, fishing, and forestry	0.3	0.1	*	12.09	13.27		10
Construction and extraction	3.9	2.5	*	22.40	26.05	*	16
Installation, maintenance, and repair	3.9	3.0	*	21.74	23.92	*	10
Production	6.6	6.5		17.06	15.79	*	-7
Transportation and material moving	6.8	7.2	*	16.57	16.71		1

Footnotes:

(1) A positive percent difference measures how muds the mean wage in Los Angeles is above the national mean wage, while a negative difference reflects a lower wage.

* The percent share of employment or mean hourly wage for this area is significantly different from the national average of all areas at the 90-percent confidence level.

Source: BLS

Broad-based strength in employment was led in 2015 by the education and health service sector, where more than 21,800 professionals found opportunities through 2/3rds of 2015. Over that same period, outperforming sectors also included the leisure and hospitality industry and trade work, where more than 16,200 and 16,500 people, respectively, were hired.

	Sep '15 Nonfarm	% of		US % of	US 3 Yr Avg.
LA MSA Employment Breakdown	Employment	Total	3 Yr Avg. Increase	Total	Increase
Trade, Transportation, and Utilities	1081.7	18.4%	2.1%	18.9%	1.8%
Professional and Business Services	906.6	15.4%	2.7%	14.0%	3.3%
Education and Health Services	979.2	16.7%	5.0%	15.5%	2.2%
Government	713.4	12.1%	0.8%	15.3%	0.1%
Leisure and Hospitality	688.8	11.7%	4.8%	10.8%	3.4%
Financial Activities	324.6	5.5%	0.5%	5.7%	1.5%
Manufacturing	526	9.0%	0.1%	8.7%	1.0%
Construction	219.9	3.7%	6.4%	4.6%	4.1%
Other Services	207.5	3.5%	3.3%	3.9%	1.2%
Information	220.5	3.8%	0.6%	2.0%	1.3%
Mining and Logging	5.2	0.1%	2.1%	0.6%	-2.3%
Total NonFarm	5,873		2.6%		1.9%

Numbers reported in 1,000’s

Source: BLS (not seasonally adjusted)

Trade, Transportation, and Utilities: Professional and Business Services and Education; and Health Services make up over 50% of the Los Angeles economy, and all three of these segments have seen greater growth than the United States, with Education and Health Services posting 5% 3-year average growth. According to City-

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Data.com, Los Angeles traditional three-tiered economy (aerospace, entertainment, and tourism) has evolved into a well-balanced, multi-tiered economic engine driven by unparalleled access to world markets.

In addition, the Port of Los Angeles (POLA) is the nation’s largest container port and, when combined with the Port of Long Beach, the two constitute the San Pedro Bay Port Complex, which is the 10th largest port complex in the world. POLA has experienced a steady return in cargo volumes following the recession led downturn in maritime trade.

UCLA Anderson Forecast economist William Yu found that from 2001 to 2013, the entertainment industry's total employee compensation grew by 22 percent. The nationwide compensation for the entertainment industry grew 33 percent and its total output by 80 percent over this same time period. The modest growth of Hollywood during this period is higher than the Los Angeles economy overall, but lower than other high growth industries in other major metros, such as Silicon Valley's high-tech sector, which is one of the reasons Los Angeles employment growth has lagged the Bay Area’s.

Source: BLS

Los Angeles had an estimated economic output at $55 billion in 2013. Its employee compensation totaled $14.3 billion in 2013, much higher than New York's $6.5 billion or San Francisco's $1 billion. Los Angeles also has the highest percentage of the creative workforce in arts, design, entertainment, sports and media occupations.

Although the Los Angeles MSA has seen greater employment gains than the United States following the recession, employment since 1990 has lagged both the United States and California.

Source: BLS

Even though the Los Angeles unemployment rate has tracked California’s as a whole, it is consistently above that of the United States.

Population growth, combined with high housing costs and restrictions on development, will continue the demand for multifamily rentals, as the metro will continue to be a popular city and home purchases will become increasingly less affordable.

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San Francisco MSA

The San Francisco-Oakland-Hayward, CA Metropolitan Statistical Area includes San Francisco, Alameda, Marin, Contra Costa and San Mateo Counties. We believe that the San Francisco MSA provides a strong investment environment as a result of the following factors:

1. High employment growth will continue to contribute to the housing shortage of the San Francisco MSA.

According to a recent UCLA Anderson Forecast and summarized in the graph below, the well documented Bay Area housing shortage is highly likely to continue in spite of regional efforts to accelerate housing approvals and construction.

Source: San Francisco Urban Research SPUR

2. San Francisco has seen falling vacancy and rising rents for multifamily product.

Cassidy Turley/DTZ’s Third Quarter 2015 Multifamily Snapshot reports a 15% rental increase over the second quarter and a 40-basis point drop in overall vacancy rate, partially attributed to the improving economic indicators listed below. These rental gains are seen at all price points.

The Bay Area multifamily market has been improving since 2009 with occupancy rate increasing in a market of rising rents. Given the market’s supply constraints and growing economy, we expect cap rates to remain at or near historic lows as this growing market will continue to be a key focus for both domestic and international investors.

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Source: Cushman & Wakefield Research	Source: Cushman & Wakefield Research

Source: Cushman & Wakefield Research

Palo Alto, San Francisco and Cupertino top a recent San Francisco Business Times list of the 30 cities with the highest rents in the country. Additionally, the Bay Area has 12 other cities on the top 30 list with the highest median rents in the country.

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3. San Francisco home price inflation has outpaced the United States while at the same time there has been a shift away from homeownership among millennials that are drawn to San Francisco’s expanding tech, social media, medical, and finance sectors leading to a greater population of well educated and well paid renters.

San Francisco housing is the most expensive and fastest appreciating of all large United States cities. Limited supply, combined with high prices and a growing workforce dominated by millennials keeps the San Francisco and surrounding Bay Area rental market strong. The chart below on the right shows San Francisco home prices have well exceeded the appreciation seen for the entire United States, and have surpassed their 2005 peak. As a gauge of long-term stability, The Economist has compared prices against two affordability metrics: income and rents. On this basis, affordability looks stretched in San Francisco with prices at nine times household income and nearly 20 times annual rents. This compares to a long-run city average of six times income, and a national average of 3.3 for income and 11 for rents contributing to a market with a larger share of renters.

Source: Zillow

A measure of the Bay Area’s housing market’s resiliancy is that each recovery has quickly surpassed the peak values attained in the previous market cycle over the past three decades. Market gains to new peak values have typically lasted 5-7 years. Except for the dotcom bubble adjustment, market declines/recessions have typically lasted about 4 years. This level of certainty and predictability make San Francisco housing a consistently appealing investment.

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Cushman & Wakefield reports in their second quarter 2015 market beat that San Francisco has among the highest share of renters in the nation (60%), due to its unaffordable housing costs and both geographic and political constraints to new development. This compares to 42% for California and 32% for the United States. Its housing affordability index of 52.6, means that the median family income can only afford 52.6% of the cost of the median home price. Affordability is forecasted to deteriorate to 38.9 by 2017 when the median single-family home price is forecast at over $1.2 million. Only 14% of San Franciscans can afford the median price of for-sale homes in the city causing robust demand for multifamily rentals across all types of apartments.

4. Downtown San Francisco has seen elevated construction activity to keep falling vacancy and soaring rents in check.

Marcus & Millichap reports in their fourth quarter 2015 multifamily report that builders in the San Francisco MSA completed more than 2,100 apartments over the past 12 months, the quickest pace in over a decade. While a portion of the finished stock was affordable and student housing, more than 1,800 rentals were market-rate, with a concentration in the Downtown San Francisco and South of Market submarkets. Soaring effective rents and house prices have builders eager to bring multifamily projects to market, with completions for 2016 expected to reach nearly 6,000 rentals. Paragon-RE predicts while the vacancy rate will increase in 2016, the vacancy rate will then level off for 2017 and 2018 as supply and demand remain in balance.

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Source: Reis

Source: Marcus & Millichap

5. High employment growth, extremely high home values, and low homeownership rates are projected to support the strength of the multifamily rental market.

The Bay Area has seen steady population growth, but it has not matched the pace of the United States or seen the rapid growth of California as a whole, in part because of the high cost of housing.

Source: BLS

San Francisco has seen high employment growth, adding 82,000 jobs (3.8%) in 2014. The evolving tech sector is the main driver of growth for the San Francisco Economy, with the epicenter moving north from Silicon Valley towards San Francisco as a large State investment has been made beginning in 2001 in building the University of California San Francisco medical research campus and the rapid expansion of social media and cloud services companies have moved to the central business district of San Francisco. Tech has grown as a portion of the local economy from just 1 percent of San Francisco’s jobs in 1990 to 4 percent in 2010 to 9 percent at the end of 2014 (a broader definition of “tech” pegs the sector at 13 to 14 percent of San Francisco’s economy).

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While still a relatively small industry, the tech sector has accounted for 27 percent of San Francisco’s job growth since 2010. If you consider the “multiplier effect” of tech employment (how many local jobs are created by each added tech worker), tech is responsible for two-thirds of San Francisco’s employment growth.  This expansion of tech jobs ignores the growth of the bio-tech and medical research jobs, which are also occurring in the Bay Area as a result of large State, Federal, and private investments in these sectors.

From 2012-2013, 63% of the region’s growth was from technology, either directly or from a multiplier effect. The San Francisco Tech economy is expected to continue to grow, providing increased demand from young, well educated, and highly paid workers who can account for a large measure of the rental housing demand.

Source: San Francisco Urban Research SPUR

The breakdown of employment and wages in the San Francisco-San Mateo-Redwood City Metropolitan Division set forth below shows a greater segment of this market’s population in higher paying jobs than the United States. Bay Area employees make on average 47% more than all Americans, yet no one major occupational group makes more than 44% more than their United States counterpart, meaning that high paying sectors make up a greater share of the economy, and these jobs pay more in San Francisco than elsewhere in the United States. For example the 73,500 jobs in computer and mathematics, accounting for 6.8 percent of local area employment, is significantly higher than the 2.8-percent share nationally. The average hourly wage for this occupational group locally was $51.44, significantly above the national wage of $40.37. As technology continues to become increasingly important to the overall global economy, the San Francisco economy is expected to be a leading engine of growth.

Professional and Business Services makes up the largest share of the Bay Area economy (21%), and has seen tremendous 6.6% average growth over the past 3 years. This key driver has led to overall employment growth being 90% above the United States.

San Francisco employment is currently at 110% of its pre-Recession Peak, adding back more jobs than any other major California market.

Table A. Occupational employment and wages by major occupational group, United States and the San Francisco-San Mateo-Redwood City Metropolitan Division, and measures of statistical significance, May 2014

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	Percent of total
	employment			Mean hourly wage
	United	San		United	San		Percent
Major occupational group	States	Francisco		States	Francisco		difference (1)
Total, all occupations	100.0%	100.0%		$22.71	$33.34	*	47
Management	5.0	7.8	*	54.08	72.45	*	34
Business and financial operations	5.1	8.7	*	34.81	46.87	*	35
Computer and mathematical	2.8	6.8	*	40.37	51.44	*	27
Architecture and engineering	1.8	1.9		39.19	49.83	*	27
Life, physical, and social science	0.8	2.1	*	33.69	45.25	*	34
Community and social services	1.4	1.5		21.79	25.79	*	18
Legal	0.8	1.4	*	48.61	67.28	*	38
Education, training, and library	6.2	4.9	*	25.10	29.38	*	17
Arts, design, entertainment, sports, and media	1.3	2.4	*	26.82	35.10	*	31
Healthcare practitioner and technical	5.8	3.7	*	36.54	52.80	*	44
Healthcare support	2.9	1.7	*	13.86	19.27	*	39
Protective service	2.4	2.3		21.14	29.30	*	39
Food preparation and serving related	9.1	9.9	*	10.57	13.04	*	23
Building and grounds cleaning and maintenance	3.2	3.8	*	12.68	16.29	*	28
Personal care and service	3.1	2.7	*	12.01	15.89	*	32
Sales and related	10.5	10.1	*	18.59	26.74	*	44
Office and administrative support	16.0	15.4		17.08	22.62	*	32
Farming, fishing, and forestry	0.3	0.1	*	12.09	17.12	*	42
Construction and extraction	3.9	3.0	*	22.40	31.91	*	42
Installation, maintenance, and repair	3.9	2.3	*	21.74	28.41	*	31
Production	6.6	2.4	*	17.06	20.12	*	18
Transportation and material moving	6.8	5.1	*	16.57	20.27	*	22

Footnotes:

(1) A positive percent difference measures how much the mean wage in San Francisco is above the national mean wage, while a negative difference reflects a lower wage.

* The percent share of employment or mean hourly wage for this area is significantly different from the national average of all areas at the 90-percent confidence level.

Source: BLS

	Sep '15 Nonfarm	% of		US % of	US 3 Yr Avg.
San Francisco MSA Employment Breakdown	Employment	Total	3 Yr Avg. Increase	Total	Increase
Trade, Transportation, and Utilities	364	16.0%	2.7%	18.9%	1.8%
Professional and Business Services	479.9	21.1%	6.6%	14.0%	3.3%
Education and Health Services	331.6	14.6%	2.8%	15.5%	2.2%
Government	302.9	13.3%	1.3%	15.3%	0.1%
Leisure and Hospitality	262.9	11.6%	5.0%	10.8%	3.4%
Financial Activities	127.6	5.6%	0.6%	5.7%	1.5%
Manufacturing	124.3	5.5%	2.3%	8.7%	1.0%
Construction	108.5	4.8%	5.0%	4.6%	4.1%
Other Services	86.1	3.8%	3.3%	3.9%	1.2%
Information	82.6	3.6%	4.7%	2.0%	1.3%
Mining and Logging	0.8	0.0%	-6.7%	0.6%	-2.3%
Total NonFarm	2,271		3.6%		1.9%

Numbers reported in 1,000’s

Source: BLS (not seasonally adjusted)

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Source: San Francisco Urban Research SPUR

In an article published by the non-profit San Francisco Urban Research (SPUR, a nonprofit organization that through research, education and advocacy promotes good planning and good government in the San Francisco Bay Area ), in conjunction with Ted Egan, the City of San Francisco’s Controller’s Office Chief Economist, and Jerry Nickelsburg, senior economist at the UCLA Anderson Forecast, it is predicted that while growth in 2015–16 is expected to slow to a more moderate rate than experienced in the exceptional boom years of 2013 and 2014, San Francisco’s economy is still expected to grow faster than nearly all other large cities in the country. In the three years between 2011 and 2013, the expansion of San Francisco’s economy outpaced the four largest growth years of the dot-com boom. There are now more people employed in San Francisco than at any point before in the city’s history.

Beacon Economics’ Regional Outlook for San Francisco notes that San Francisco continues to be one of California’s economic powerhouses and a leader in the State’s economic expansion. San Francisco’s nonfarm employment base grew by 4.7% to 48,000 from September 2014 to September 2015, matching the San Jose MSA (4.7%) in terms of job growth over this period. San Francisco and San Jose are tied as the fastest growing metropolitan areas in the state over the past year. Perhaps more importantly, San Francisco was responsible for 10.8% of all new jobs added in the State while only accounting for 6.6% of its nonfarm positions.

Steady gains in payrolls in San Francisco over the past year have also helped drive the region’s unemployment rate down to 3.1%, a decline from 4.1%. At the same time, the local labor force grew considerably, expanding by 3.1% and outpacing growth in the State’s overall labor force (0.8%). In other words, not only is the unemployment rate falling, but it is falling for the right reasons, with household employment growing by 4.1% over the past year.

Overall, employment growth in San Francisco was led by the Professional, Scientific, and Technical Services sector, which increased payrolls by 15.1%, to just over 183,000 positions. With over 24,000 jobs added in the past year the sector was responsible for over half of the total nonfarm jobs added in the region.

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Source: BLS

Extreme employment growth in the Bay Area since the recession has made up for the jobs lost after the dot-com bubble burst. More employees are employed in the region than any point in its history.

Source: BLS

Slower population growth is made up for by the unemployment rate consistently being below the United States and California.

Because of steep rent growth, low multifamily vacancy, and high employment growth, the Bay Area multifamily market presents attractive investment opportunities.

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San Diego MSA

The San Diego-Carlsbad, CA Metropolitan Statistical Area encompasses San Diego County. San Diego County is the 5th largest county in the United States. San Diego is the second largest city in California and the seventh largest city in the country.

We believe the San Diego MSA provides for a strong investment environment as a result of the following factors:

1. San Diego possesses a low vacancy and high rent growth multifamily market.

Although San Diego’s third quarter 2015 vacancy rate increased slightly from the second quarter, vacancy has consistently been below the United States average. Rent growth has been positive, and increased every quarter since the recession. Multifamily dynamics are expected to remain positive in San Diego, in part due to increasing population, Federal government investment represented by a diverse military and civilian defense presence, and job growth.

VACANCY & RENT COMPARISON

	VACANCY		AVERAGE RENT INCREASE		AVERAGE RENT
SUBMARKETS*	3Q 2015	3Q 2014	3Q 2015	3Q 2014	3Q 2015	3Q 2014
Clairemont/Linda Vista Mission	5.0%	3.7%	2.5%	4.9%	$1,902	$1,856
Downtown San Diego	4.0%	5.8%	3.3%	2.0%	$2,278	$2,205
El Cajon/Santee/Lakeside	2.5%	2.9%	5.5%	4.5%	$1,334	$1,265
Escondido/San Marcos	3.4%	2.9%	5.0%	4.6%	$1,501	$1,429
La Jolla/University City	4.8%	4.0%	5.9%	2.4%	$2,102	$1,984
La Mesa/Spring Valley/Lemon Grove	2.9%	3.2%	4.8%	5.8%	$1,581	$1,508
Mira Mesa/Rancho Bernardo	3.5%	3.6%	5.8%	4.6%	$1,813	$1,714
North Beaches	4.6%	3.8%	6.7%	5.9%	$2,078	$1,947
Oceanside	3.2%	3.6%	6.1%	5.1%	$1,598	$1,506
Vista	3.5%	4.1%	5.1%	6.7%	$1,514	$1,441
TOTALS	4.0%	3.7%	5.5%	4.6%	$1,807	$1,712

For a full list of San Diego submarkets, visit apartmentupdate.com/report/1964

Source: Berkedia Research

2. San Diego home price inflation has outpaced the United States, yet it has not reached prior peaks.

We believe San Diego’s for-sale market still has room to grow because housing costs have not yet reached their prior peaks. In addition, economic and population growth are strong. Limited supply, combined with high prices and a growing workforce dominated by millennials, will keep the rental market in San Diego strong.

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Source: Zillow

The median existing single-family home price advanced 8.4% annually to $551,400 in September. Values were 9% shy of the previous peak of $605,900 in 2007. Also over the past year, home sales accelerated 15.8% with 40,100 annualized transactions in September. Growth since 1980 has been higher than the United States.

San Diego remained the second most expensive for-sale home market in the United States, according to the National Association of Realtors. Home prices increased by about 7.3 percent in the San Diego region from the first quarter 2015 and about 8.6 percent from 2014. The quarterly growth rate was the 19th highest recorded among major metros, while the annual growth rate was faster than most. The annual rate ranked 9th among major metros and was 0.6 points above the U.S. average.

Median Home Price: 25 Most Populous U.S. Metros

		PRICE	% CHANGE FROM	% CHANGE FROM
RANK	METRO	2015 Q2	PREV. QUARTER	PREV. YEAR
1	San Francisco	$841,600	12.5%	9.0%
2	San Diego	$547,800	7.3%	8.6%
3	Los Angeles	$445,200	3.1%	5.9%
4	Boston	$414,600	10.7%	4.1%
5	New York	$410,400	6.6%	3.5%
6	Washington DC	$403,800	9.8%	0.0%
7	Seattle	$385,300	9.3%	7.8%
8	Denver	$362,900	7.3%	14.7%
9	Portland	$314,800	8.8%	10.0%
10	Riverside	$291,700	3.8%	6.2%
11	Miami	$289,900	7.7%	7.4%
12	Baltimore	$254,500	14.1%	-0.4%
13	Philadelphia	$231,700	13.1%	2.0%
14	Chicago	$230,500	19.7%	5.7%
-	US	$229,400	12.1%	8.2%

Source: San Diego Regional EDC

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Source: RCG

Source: RCG

According to the California Association of Realtors, only 25 percent of households could afford to purchase a single-family home in San Diego County at the median price of approximately $550,000, down from 28 percent in the first quarter of this year and 26 percent in the second quarter last year. Such trends support the demand for rental housing as San Diego population continues to grow.

3. San Diego’s supply is predicted to stay in check with high levels of demand.

Berkadia’s third quarter 2015 San Diego report notes year to date a total of 2,290 apartments were added, while another 1,190 deliveries are scheduled for delivery in the fourth quarter. With new inventory coming on the market in the third quarter, vacancy ticked up 10 basis points to 4%. Overall, the rate was 30 basis points higher than one-year prior, yet rents are still up 5.5% annually.

Even with approximately 5,000 multifamily units per year delivered in the San Diego region, Rosen Consulting Group predicts supply and demand staying in balance through 2019, with the vacancy rate settling at approximately 4.7%. We plan to invest in new developments selectivley and maintain a close watch on future supply and demand dynamics.

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Source: RCG

Multifamily Housing Statistics(1)
	2010	2011	2012	2013	2014	2015f	2016f	2017f	2018f	2019f
Stock (Units, 000)	437.8	439.5	442.7	446.7	452.1	456.7	461.7	466.6	471.3	476.2
Building Permits (Units, 000)	1.2	3.1	3.5	5.7	4.4	5.1	5.0	4.6	4.8	5.1
Units Delivered (000)	1.2	1.7	3.2	4.0	5.4	4.6	5.1	4.9	4.7	4.9
Net Absorption (Units, 000)	8.1	4.0	-0.3	15.4	3.3	7.1	5.3	3.3	4.9	5.1
Occupied Units (000)	405.8	409.8	409.5	424.8	428.1	435.2	440.5	443.8	448.7	453.8
Rental Vacancy Rate	7.3%	6.8%	7.5%	4.9%	5.3%	4.7%	4.6%	4.9%	4.8%	4.7%
CPI Rental Component	299.3	302.3	310.5	316.5	323.0	334.3	344.3	353.3	362.8	374.8
%Change	0.1%	1.0%	2.7%	1.9%	2.0%	3.5%	3.0%	2.6%	2.7%	3.3%

(1) Data on permits and units delivered are year-to-date. All growth rates are year-ago raters.

Source: RCG

4. San Diego’s population growth has well outpaced the United States, and has been a large contributor to California’s high growth.

Source: BLS

According to the San Diego Association of Governments, San Diego’s population growth is largely attributed to net migration from Mexico. San Diego’s population is approximately 25% first generation immigrants.

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Approximately 47% of San Diego’s immigrants arrived from Mexico. Increasing immigration will continue to support the multifamily rental market as new immigrants tend to rent longer than the general population.

Source: SANDAG's 2050 Regional Growth Forecast

Source: University of Southern California

5. San Diego has seen above average employment growth, adding 31,000 jobs (2.3%) in 2014.

According to the San Diego Regional EDC, the defense industry represents one out of every four jobs in the region. The United States Navy is the largest employer in the county and the Marines and Coast Guard also have a strong presence in the region. Additionally, the County has a bustling tourism sector driven by its famous beaches and festivals, a vibrant international trade sector, and a leading research and manufacturing sector – particularly in biotech – due to a large presence of public and private universities. The distribution of workers reflects this with 55% of all employed workers (ages 25-64) found in professional services (31%), retail trade (14%) and manufacturing (10%). Immigrants follow a similar trend with the majority being employed in professional services (24%), retail trade (16%) and manufacturing (13%). Approximately 13% of San Diego’s immigrant population is self-employed and 18% are classified as over skilled workers – that is, workers with a bachelor’s degree or higher in unskilled jobs.

Between September 2014 and September 2015, total nonfarm employment increased by 46,900 jobs, or 3.5%. Professional and Business Services posted the greatest year-over-year gain, adding 10,700 jobs. Professional, Scientific, and Technical services (9,600) accounted for almost 90% of job growth in this sector. Eight other sectors also added jobs over the year. The most notable job growth came from leisure and hospitality (up 10,100 jobs) with over 80% of the growth in accommodation and food services.

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San Diego Regional Economic Development Corporation released “The Economic Impact of San Diego’s Research Institutions” — the first study to comprehensively measure San Diego’s scientific R&D cluster. Research institutions impact roughly 37,000 jobs and have a combined $4.6 billion total impact on the region’s gross regional product (GRP) every year. The $4.6 billion economic impact of research institutions equates to that of 4 San Diego Convention Centers, 34 San Diego Comic-Cons, 6 aircraft carriers, or 33 U.S. Open Golf Championships every year.

 Source: Cushman & Wakefield

Source: Berkedia Research

Source: RCG

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Source: BLS

The chart below sets forth the San Diego-Carlsbad-San Marcos Metropolitan Statistical Area employment as of May, 2014. San Diego employs a greater segment of its population in higher paying jobs than the United States. Additionally, in San Diego employees make on average 12% more than average Americans.

Table A. Occupational employment and wages by major occupational group, United States and the San Diego-Carlsbad-San Marcos Metropolitan Statistical Area, and measures of statistical significance, May 2014

	Percent of total
	employment			Mean hourly wage
	United			United			Percent
Major occupational group	States	San Diego		States	San Diego		difference (1)
Total, all occupations	100.0%	100.0%		$22.71	$25.49	*	12
Management	5.0	5.9	*	54.08	57.97	*	7
Business and financial operations	5.1	6.0	*	34.81	36.52	*	5
Computer and mathematical	2.8	3.6	*	40.37	44.21	*	10
Architecture and engineering	1.8	3.1	*	39.19	43.87	*	12
Life, physical, and social science	0.8	1.7	*	33.69	37.92	*	13
Community and social services	1.4	1.4		21.79	23.93	*	10
Legal	0.8	0.8	*	48.61	52.71	*	8
Education, training, and library	6.2	5.9	*	25.10	27.89	*	11
Arts, design, entertainment, sports, and media	1.3	1.4		26.82	26.80		0
Healthcare practitioner and technical	5.8	5.0	*	36.54	42.98	*	18
Healthcare support	2.9	2.4	*	13.86	16.39	*	18
Protective service	2.4	2.3		21.14	24.20		14
Food preparation and serving related	9.1	10.6	*	10.57	11.48	*	9
Building and grounds cleaning and maintenance	3.2	3.5	*	12.68	13.61	*	7
Personal care and service	3.1	3.1		12.01	13.09	*	9
Sales and related	10.5	10.7		18.59	18.92		2
Office and administrative support	16.0	15.8		17.08	18.38	*	8
Farming, fishing, and forestry	0.3	0.2	*	12.09	14.22	*	18
Construction and extraction	3.9	3.8		22.40	25.41	*	13
Installation, maintenance, and repair	3.9	3.3	*	21.74	23.45	*	8
Production	6.6	5.0	*	17.06	17.94	*	5
Transportation and material moving	6.8	4.6	*	18.57	15.43	*	-7

Footnotes:

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(1) A positive percent difference measures how much the mean wage in San Diego is above the national mean wage, while a negative difference reflects a lower wage.

*The percent share of employment or mean hourly wage for this area is significantly different from the national average of all areas at the 90-percent confidence level.

Source: BLS

As of September, 2015 according to the Bureau of Labor Statistics, Professional and Business Services makes up the largest share of the San Diego MSA economy (17%), and has seen 4% average growth over the last 3 years, helping drive overall employment growth over the last 3 years to 53% above the United States.

	Sep ‘15 Nonfarm	% of		US % of	US 3 Yr
San Diego MSA Employment Breakdown	Employment	Total	3 Yr Avg. Increase	Total	Increase
Trade, Transportation, and Utilities	218.2	15.7%	1.2%	18.9%	1.8%
Professional and Business Services	241.9	17.4%	4.0%	14.0%	3.3%
Education and Health Services	196.6	14.1%	4.2%	15.5%	2.2%
Government	231	16.6%	1.4%	15.3%	0.1%
Leisure and Hospitality	187	13.4%	5.3%	10.8%	3.4%
Financial Activities	72.2	5.2%	0.4%	5.7%	1.5%
Manufacturing	99	7.1%	1.4%	8.7%	1.0%
Construction	69.3	5.0%	5.3%	4.6%	4.1%
Other Services	53	3.8%	3.5%	3.9%	1.2%
Information	25.2	1.8%	1.4%	2.0%	1.3%
Mining and Logging	0.4	0.0%	-8.3%	0.6%	-2.3%
Total NonFarm	1,394		2.9%		1.9%

Numbers reported in 1,000’s

Source: BLS (not seasonally adjusted)

San Diego’s Regional Economic Development Corporation notes that its defense and military industries continue to play a critical role in the region’s innovation economy and the country’s national security priorities. San Diego is home to the largest concentration of military in the world and the largest federal military workforce in the United States. When considering the overall ripple effects of the defense industry in San Diego, about 22 percent of all jobs in the region are a result of defense-related spending. The jobs supported as a result of defense spending not only include uniformed military, federal government employees, and defense contractors, but also include employees in a variety of industries, such as healthcare, engineering, construction, food service, and tourism.

An estimated total of $24.8 billion in direct spending related to defense has been sent to San Diego during fiscal year 2015, an amount equal to about $7,700 for each of the County’s residents. Defense-related activities and spending is estimated to generate approximately $45 billion of gross regional product (GRP) for San Diego County in fiscal year 2015. This represents 21.5 percent of the region’s total GRP. The military sector is responsible for about 328,000 of the region’s total jobs in 2015, and traditionally military personnel are more transient than the general public and as a consequence take greater advantage of rental housing.

San Diego’s job growth has led both the United States and California since 2000, but employment levels have yet to reach their pre-recession peaks.

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Source: BLS

Source: BLS

Population and employment growth in areas that are heavily dependent on renting, combined with increasing rents and supply constrained expensive housing, create a positive environment for investing in multifamily rental properties.

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Pacific Northwest

In addition to California, we intend to focus on the multifamily rental unit market of the Pacific Northwest, which we define to include Washington and Oregon, with special focus on the MSAs of Seattle, WA and Portland, OR. We believe that investments in the the Pacific Northwest will benefit from demographic changes, improved job growth, and the strong economic fundamentals of the Pacific Northwest market. Coupled with a favorable capital environment featuring attractive construction and permanent financing and a cap-interest rate spread that provides a strong buffer for asset valuations in the face of rising interest rates, we believe that investment in Pacific Northwest multifamily rental units offers compelling risk-adjusted returns.

1. Millennial-driven demographic changes and highly innovative economic centers have positioned the Pacific Northwest as one of the country’s sustainable growth engines.

According to The Deloitte Millennial Survey, the millennial generation will make up 75% of the country’s work force by 2025. Presently comprised of Americans ages 18-34, millennials are thought of as tech-savvy, innovative, eager to make a difference, and, importantly, highly mobile, moving frequently between cities and MSAs.

Given the profound implications of a well-educated, motivated work force, American MSAs are presently locked in a hotly contested battle to attract now-transient millennial inhabitants as they begin to settle. Cities unable to attract millennials risk experiencing a brain drain with a lack of highly-educated, entrepreneurial inhabitants that drive the economy.

The American West is winning the battle to attract millennials. According to Nielson, a global information and management company, “With the exception of Washington D.C., the top markets for Millennials are in the western portion of the country. Comparatively, Boomers, top markets are concentrated on the East Coast. The growing young population in the Western U.S. will affect demand in these areas.”

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This demographic shift and concentration of the millennial population in the American West is already having a pronounced impact. Personal finance and information platform Nerdwallet performed a 2015 study on the country’s most innovative technology hubs, basing their rankings on i) patents per 1,000 residents, ii) venture funding per capita, and iii) technology startup density (proximity of startups, encouraging economies of agglomeration). The study found that the American West has been dominating the American East, with 8 of the top 10 technology hubs located in the American West. Additionally, 5 of the top 25 hubs are located in the Pacific Northwest:

America's most innovative tech hubs

Rank	Metro area and state	Patents per 1,000 residents from 2009 to 2013	2014 venture capital funding per capita	Tech startup density	Overall score
1	San Jose, CA	27.39	$3,585.68	2.60	80.11
2	Boulder, CO	10.20	$963.75	6.30	54.60
3	San Francisco, CA	7.44	$3,485.31	2.40	53.70
4	Corvallis, OR	12.28	$131.08	2.00	26.28
5	Seattle, WA	5.40	$333.74	2.40	21.91
6	Fort Collins, CO	4.91	$42.03	3.00	21.83
7	Provo, UT	2.89	$833.52	1.90	20.80
8	Austin, TX	6.58	$329.56	1.70	19.55
9	Burlington, VT	10.23	$65.74	1.30	19.41
10	Boston, MA	4.83	$948.58	1.00	19.40
11	Bremerton, WA	12.12	$118.13	0.70	18.98
12	Ann Arbor, MI	8.31	$189.79	1.40	18.76
13	Raleigh, NC	5.10	$231.19	1.90	17.90
14	Santa Cruz, CA	9.95	$10.02	0.90	16.40
15	Denver, CO	1.48	$178.04	2.40	15.67
16	Salt Lake City, UT	2.11	$291.34	2.00	15.35
17	Rochester, MN	10.98	$5.19	0.40	14.92
18	Washington, D.C.	1.50	$144.06	2.30	14.85
19	San Diego, CA	5.31	$250.71	1.20	14.58
20	Manchester, NH	3.99	$186.71	1.60	14.52
21	Boise City, ID	6.66	$2.88	1.30	14.46
22	Trenton, NJ	5.38	$30.67	1.50	14.22
23	Colorado Springs, CO	1.51	$1.02	2.30	13.52
24	Portland, OR	3.80	$72.98	1.60	13.22
25	Huntsville, AL	1.98	$22.95	1.90	12.15

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Regardless of whether culture and lifestyle preferences or availability of career opportunities had the primary impact on initially drawing millennials west, momentum is now firmly on the side of the American West with established innovation hubs creating more opportunities driving local economies and supporting cultural and entertainment outlets.

2. The Pacific Northwest provides an affordable alternative to residents and businesses previously drawn to California’s technology hubs.

According to a May 2015 report from CBS SF Bay Area, “The median pay for a software developer in San Jose is $112,000 compared to $83,300 in Boston, and $79,700 in Portland. The median sale price of a home in Silicon Valley is $1,050,000. The median sale price in Boston is $480,000. In Portland, it’s only $375,000.” Redfin CEO Glen Kelman states, “Silicon Valley commercial rents are nearly double what they would be in Denver or Portland, and 50% higher than Austin or Seattle.”

Cost of Living Comparison
% Living Cost of	Pacific NW
Pacific NW vs. California	Seattle	Portland	Boise
California
San Francisco	-24%	-25%	-43%
San Jose	-16%	-17%	-37%
Los Angeles - Long Beach	-6%	-7%	-30%
San Diego	-6%	-8%	-30%
*CNN Money, based on $50K salary in PNW and required comparable salary in CA

The relative affordability of the Pacific Northwest coupled with its proximity to established California technology hubs, along with desirable outdoor and cultural attractions makes it a natural draw for technology professionals being priced out of Silicon Valley and comparable Californian markets. Recent findings from Redfin show that Bay Area inhabitants are now looking increasingly to the Pacific Northwest as an alternative to California. Kelman writes, “In the past four years, the number of Bay Area people searching for Seattle homes has quadrupled; for Portland homes, that number has quintupled. For every 13 Bay Area people searching for a home, one is now searching in the Pacific Northwest alone.”

Market	2011	2012	2013	2014	2015
Bay Area	85.5%	83.9%	83.6%	81.6%	75.8%
Sacramento	4.3%	5.6%	4.7%	5.6%	7.0%
Southern California	6.0%	5.6%	4.8%	5.5%	5.2%
Seattle	1.2%	1.3%	1.4%	2.1%	5.1%
Portland	.5%	.6%	.9%	.9%	2.6%
Other	2.5%	2.9%	4.6%	4.3%	4.4%

Where Bay Area People Search Redfin.com for Homes to Buy, the First Three Months of 2011 – 2015

3. Favorable demographics and an innovation-conducive environment are having a positive impact on the Pacific Northwest economy.

In 2014, the Pacific Northwest featured MSAs and states with among the highest GDP growth rates in the nation.

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In recent years, the Pacific Northwest has continued to experience upward movement on personal income levels. According to the US Bureau of Economic Analysis, Seattle has, based on gross metropolitan project per resident, become the country’s 4th richest city, with Portland following at 12th.

GDP growth for all industries remains strong with Washington, Oregon, and Idaho exceeding the national average in 2014. GDP growth for professional scientific and technical services has seen a steady upward trend in all three states since 2013.

With demand stoked by demographic trends and supply constrained by economic forces, Pacific Northwest multifamily rental units have displayed strong performance and are well positioned to see continued low vacancies and stable rent growth despite increased deliveries. Responsible for driving the Pacific Northwest’s economic

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growth, the Manager believes the region’s largest MSAs, specifically Seattle, WA and Portland, OR, deserve added attention.

Seattle, WA MSA

Seattle is the largest city in the Pacific Northwest and one of the fastest-growing cities in the United States. The cultural and business center of the region, Seattle and its surrounding areas are the home to Boeing’s aircraft assembly plants, Microsoft, Amazon.com, Costco, Nintendo of America, Starbucks, and the University of Washington, as well as a vibrant arts scene and an excellent park system. According to the Puget Sound Economic Forecaster, Seattle added nearly 50,000 jobs to the MSA in each of the past four years with additional employment gains forecast well into the future driving continued demographic growth. In November 2014, Amazon real estate director John Schoettler indicated that Amazon is growing so quickly that it needs developers to build 30 new residential buildings in and around downtown Seattle, with at least 200 units each, just to accommodate its employees in the coming years.

Since 2010, Seattle’s urban neighborhoods have experienced steadily declining vacancies with increasing rents as supply struggled to keep pace with increased demand. A new wave of forecasted apartment development is scheduled to finally catch up with demand in 2015.

While this development will, in part, open the release valve on the supply/demand pressure now driving down vacancies and pushing up rents, the strong employment growth forecast will keep absorption high, likely preventing vacancies from increasing over 6.5%, according to a 1Q2015 forecast by KidderMatthews.

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Portland, OR MSA

Per a July 2013 report from The Atlantic, “Portland has one of the most recognizable brands in the United States.” It is progressively green, arts-oriented, and culture conscious. This brand, together with Portland’s relative affordability, provides a strong pull to the millennial cohort, endowing the area with a highly-skilled labor force. This benefits not only Portland’s established employers (Nike, Wieden+Kennedy, and Intel have their largest campuses in the Portland MSA), but also the technology start-up industry that continues to grow. According to a December 2014 report by US News and World Report, over the past five years, two programs, the Portland Incubator Experiment and the Portland Seed Fund, have collectively incubated more than 60 companies, generating more than 775 jobs and raising more than $140M.

Portland has experienced a multifamily trend similar to Seattle. Since 2010, vacancies have remained low, reaching 3.1% in 2015, while average rents have increased from $0.94/SF in 2011 to $1.22/SF in 2015.

General Market Considerations

For general market considerations, please see “Investment Objectives and Strategy – Market Overview and Opportunity” in our Offering Circular here.

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Our Strategy

We may employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. Our target portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50-85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. As we acquire our initial portfolio, we employ greater leverage on individual assets (that will also result in greater leverage of the interim portfolio) in order to quickly build a diversified portfolio of multifamily rental properties and development project assets. We seek to secure conservatively structured leverage that is long-term, non-recourse, non-market-to-market financing to the extent obtainable on a cost effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-market-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

In executing on our business strategy, we believe that we benefit from our Manager’s affiliation with our sponsor given our sponsor’s strong track record and extensive experience and capabilities as an online real estate origination and funding platform. These competitive advantages include:

·	our sponsor’s experience and reputation as a leading real estate investment manager, which historically has given it access to a large investment pipeline similar to our targeted assets and the key market data we use to underwrite and portfolio manage assets;

·	our sponsor’s direct and online origination capabilities, which are amplified by a proprietary crowdfunding technology platform, business process automation, and a large user base, of which a significant portion are seeking capital for real estate projects;

·	our sponsor’s relationships with financial institutions and other lenders that originate and distribute commercial real estate debt and other real estate-related products and that finance the types of assets we intend to acquire and originate;

·	our sponsor’s experienced portfolio management team which actively monitors each investment through an established regime of analysis, credit review and protocol; and

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·	our sponsor’s management team, which has a successful track record of making commercial real estate investments in a variety of market conditions.

Critical Accounting Policies

Our accounting policies have been established to conform with U.S. Generally Accepted Accounting Principles (“GAAP”). The preparation of financial statements in conformity with GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements.

  We believe the following critical accounting policies govern the significant judgments and estimates used in the preparation of our financial statements. Please refer to Note 2, “Summary of Significant Accounting Policies” included in the financial statements contained in this report below, for a more thorough discussion of our accounting policies and procedures. We consider our critical accounting policies to be the following:

Commercial Real Estate Debt Investments

Our commercial real estate debt investments are generally classified as held to maturity as we have both the intent and ability to hold these investments to maturity and, accordingly, are carried at cost, net of unamortized loan fees, premium, discount and unfunded commitments. We review our real estate debt investments on a quarterly basis, or more frequently when such an evaluation is warranted, to determine if an impairment exists. A real estate debt investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. Commercial real estate debt investments that are deemed to be impaired are carried at amortized cost less a loan loss reserve, if deemed appropriate, which approximates fair value.

We have certain investments that are legally structured as equity investments with rights to receive preferred economic returns (see Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Our Investments” above). We report these investments as real estate debt securities when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

We have invested in four real estate debt investments as of December 31, 2016. See Note 2, “Summary of Significant Accounting Policies - Real Estate Debt Investments” in our financial statements for further detail. The following table describes our real estate debt investment activity as of December 31, 2016 (amounts in thousands):

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Investments in Real Estate Debt:	For the Year Ended December 31, 2016	For the Period November 19, 2015 (Inception) through December 31, 2015
Beginning balance	$—	$—
Investments	5,889	—
Principal repayments	—	—
Amortization of deferred fees, costs, and discounts/premiums	—	—
Ending balance	$5,889	$—

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Principles of Consolidation

Certain of our investments are considered “majority-owned subsidiaries” within the meaning of the Investment Company Act of 1940. Our ownership interest in an investee referred to as such does not necessarily exceed 50% of the capital of the investee, and the definition under the Investment Company Act differs from the considerations provided by GAAP for whether an investee should be consolidated. We analyze our investments to determine whether they should be consolidated using the voting interest and variable interest models provided by generally accepted accounting principles. See Note 2, “Summary of Significant Accounting Policies - Principles of Consolidation” in our financial statements for further detail.

Certain of our investments are considered to be “majority-owned subsidiaries” within the meaning of the Investment Company Act of 1940. This definition differs from the GAAP definition of the primary beneficiary of a variable interest entity.

Fair Value Disclosures

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs.

As of December 31, 2016, the Company’s financial instruments consist of cash, four debt investments, note payable to a related party, and accounts payable. The carrying values of cash and cash equivalents, receivables, note payable to a related party, and accounts payable are reasonable estimates of their fair value. The aggregate fair value of our investments is based on unobservable Level 3 inputs which management has determined to be its best estimate of current market values. The methods utilized generally included a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market based interest or preferred return rate, loan to value ratios, and expected repayment and prepayment dates.

As a result of this assessment, as of December 31, 2016 and December 31, 2015, management estimated the fair value of our investments to be the carrying value of each investment. For more, please see Note 4, “Fair Value of Financial Instruments” in our financial statements.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (“ASU”) that may have an impact on our financial statements. See Note 2, “Summary of Significant Accounting Policies - Recent Accounting Pronouncements” in our financial statements for a discussion of the relevant ASUs. We are currently evaluating the impact of the various ASUs on our financial statements and determining our plan for adoption.

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Results of Operations

Revenue

On October 25, 2016, we commenced operations upon our satisfying the $1 million minimum offering requirement (not including the $100,000 received in the private placements to our sponsor and Fundrise, LP). For the year ended December 31, 2016, we had total net income of approximately $4,000 primarily attributable to interest income, net of interest expense incurred to acquire our investments. For the period November 19, 2015 (Inception) through December 31, 2015, we incurred a net income of approximately $0 due to no operations.

The Company had no investments as of December 31, 2015. Investments were added during Q4 2016. We expect cash flows from operating activities to increase in future periods as a result of adding more investments to our portfolio, and funding future commitments, in addition to operating for a full calendar year.

Interest Income

For the year ended December 31, 2016 and for the period November 19, 2015 (Inception) through December 31, 2015, we incurred earned interest income of approximately $100,000 and $0 from our investments, respectively.

Expenses

General and Administrative

For the year ended December 31, 2016 and for the period November 19, 2015 (Inception) through December 31, 2015, we incurred general and administrative expenses of approximately $90,000 and $0, respectively, which includes auditing and professional fees, bank fees, organizational costs and other costs associated with operating our business.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from our Offering, cash flow from operations, net proceeds from asset repayments and sales, borrowings under credit facilities, other term borrowings and securitization financing transactions.

We are dependent upon the net proceeds from our Offering to conduct our operations. We obtain the capital required to primarily originate, invest in and manage a diversified portfolio of commercial real estate investments and conduct our operations from the proceeds of our Offering and from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of December 31, 2016, we had made four investments for approximately $5.9 million and had $3.0 million in cash. In addition to our investments of approximately $5.9 million, we had future funding commitments up to an additional $336,000 related to our investments. We anticipate that proceeds from our Offering will provide sufficient liquidity to meet future funding commitments as of December 31, 2016 and costs of operations.

As of December 31, 2016 and December 31, 2015, we had outstanding debt of approximately $1,500,000 and $0, respectively, that was drawn from our grid note with our Sponsor (see Note 6, “Related Party Arrangements” in our financial statements). Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During the period when we are acquiring our initial portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the interim portfolio) in order to quickly build a diversified portfolio of multifamily rental properties and development project assets. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the

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greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

If we are unable to fully raise $50,000,000 in common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and the value of an investment in us will fluctuate with the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.

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In addition to making investments in accordance with our investment objectives, we use our capital resources to make certain payments to our Manager. During our organization and offering stage, these payments have and will continue to include payments for reimbursement of certain organization and offering expenses. As of December 31, 2016, organization and offering expenses have totaled approximately $474,000. We expect total offering costs to be less than 2% of our total offering. In addition, borrowers and real estate sponsors may make payments to our sponsor or its affiliates in connection with the selection and origination or purchase of investments. The amount of the asset management fee may vary from time to time, and we will publicly report any changes in the asset management fee. No asset management fees have been paid or accrued to our Manager as of December 31, 2016.

We have elected to be taxed as a REIT and to operate as a REIT commencing with our taxable year ending December 31, 2016. To maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

Cash Flows

The following presents our statement of cash flows for the year ended December 31, 2016 and for the period November 19, 2015 (Inception) through December 31, 2015 (in thousands):

Cash Flows	For the Year Ended December 31, 2016	For the Period November 19, 2015 (Inception) Through December 31, 2015
Operating activities:	$(12)	$-
Investing activities:	(5,889)	-
Financing activities:	8,851	5
Net increase (decrease) in cash and cash equivalents	$2,950	$5
Cash and cash equivalents, beginning of period	$5	$-
Cash and cash equivalents, end of period	$2,955	$5

51

Off-Balance Sheet Arrangements

As of December 31, 2016 and December 31, 2015, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Item 5, “Interest of Management and Others in Certain Transactions” below.

Recent Developments

Event	Date	Description

Investments

1. Acquisitions of Controlled Subsidiaries	1/4/17	Directly acquired ownership of a “majority-owned subsidiary”, 1315 East Jefferson LLC (the “RSE Revolve Controlled Subsidiary”), in which we have the right to receive a preferred economic return for a purchase price of $1,300,000, which is the initial stated value of our equity interest in the RSE Revolve Controlled Subsidiary. The RSE Revolve Controlled Subsidiary used the proceeds to acquire a single stabilized mixed-use multifamily property totaling 32 units above 3,589 SF of commercial space located at 1315 E. Jefferson St. in Seattle, Washington. More information on the acquisition of the RSE Revolve Controlled Subsidiary can be found here.

2. Real Estate Debt Investments	2/14/17	We acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor, a first mortgage loan with a maximum principal balance of $1,720,000 (the “Square One Larchmont Senior Loan”). The borrower used the proceeds to purchase 10,431 square feet of land that is currently entitled to build eight homes under the Los Angeles Small Lot Ordinance at 5000-5006 West Maplewood Avenue and 475 North Saint Andrews Place, Los Angeles, California. The Square One Larchmont Senior Loan bears an interest rate of 9.5% per annum, with an amount equal to 9.5% per annum paid current on a quarterly basis through the maturity date, February 14, 2018. More information on the acquisition of the Square One Larchmont Senior Loan can be found here.

Other
1. Status of our Offering		As of April 1, 2017, we had raised total gross offering proceeds of approximately $12.6 million from settled subscriptions (including the $100,000 received in the private placements to our sponsor, Rise Companies Corp., and Fundrise, LP, an affiliate of our sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 1,261,000 of our common shares.

2. Change of Principal Address	1/3/17	The Company moved its headquarters to 1601 Connecticut Ave., NW, Suite 300, Washington, DC 20009.

3. Acceptance of IRA Investments	1/31/17	Announced that we would begin accepting subscriptions from investment retirement accounts (IRAs) maintained with certain custodians.

4. Amended and Restated Promissory Grid Note	1/31/17	Entered into an Amended and Restated Promissory Grid Note (the “Amended and Restated Promissory Grid Note”), as borrower, with Rise Companies Corp., as

52

lender. The Amended and Restated Promissory Grid Note is an unsecured line of credit in the aggregate principal amount of $10 million that bears an interest rate of 3% per annum, calculated on a 30-day month/360-day year basis. All outstanding principal and interest on the Amended and Restated Promissory Grid Note is due and payable on April 30, 2017.

5. Declaration of Q2 2017 Dividends	3/21/17	On March 21, 2017, our Manager declared a daily distribution of $0.0021917808 per share for shareholders of record as of the close of business on each day of the period commencing on April 1, 2017 and ending on June 30, 2017.

53

Item 3.	Directors and Officers

Our Manager

We operate under the direction of our Manager, which is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. Our Manager has established an investment committee that makes decisions with respect to all acquisitions and dispositions. The Manager and its officers and directors are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

We follow investment guidelines adopted by our Manager and the investment and borrowing policies set forth in our Offering Circular, which may be accessed here, unless they are modified by our Manager. Our Manager may establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled. Our Manager may change our investment objectives at any time without approval of our shareholders.

Our Manager performs its duties and responsibilities pursuant to our operating agreement. Our Manager maintains a contractual, as opposed to a fiduciary relationship, with us and our shareholders. Furthermore, we have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities.

Executive Officers of Our Manager

As of the date of this Annual Report, the executive officers of our Manager and their positions and offices are as follows:

Name	Age	Position
Benjamin S. Miller	40	Chief Executive Officer and Interim Chief Financial Officer and Treasurer
Brandon T. Jenkins	31	Chief Operating Officer
Bjorn J. Hall	36	General Counsel, Chief Compliance Officer and Secretary

Benjamin S. Miller currently serves as Chief Executive Officer of our Manager and has served as Chief Executive Officer and Director of our sponsor since its inception on March 14, 2012. As of February 9, 2016, Ben is also serving as Interim Chief Financial Officer and Treasurer of our Manager. Since June 2012, Ben has been Managing Partner of Rise Development LLC, a real estate company focused in the Mid-Atlantic. In December 2011, Ben started Popularise LLC, a real estate crowdsourcing website, which he currently manages. Prior to Rise Development, Ben had been a Managing Partner of the real estate company WestMill Capital Partners from October 2010 to June 2012, and before that, was President of Western Development Corporation from April 2006 to October 2010, after joining our Company in early 2003 as a board advisor and then as COO in 2005. Western Development Corp. is one of the largest retail, mixed-use real estate companies in Washington, DC, most notably known for developing Gallery Place, Washington Harbour, Georgetown Park, and Potomac Mills. While at Western Development, Ben led the development activities of over 1.5 million square feet of property, including more than $300.0 million of real estate acquisition and financing. Ben was an Associate and part of the founding team of Democracy Alliance, a progressive investment collaborative, from 2003 until he joined Western Development in 2005. From 1999 to 2001, Ben was an associate in business development at Lyte Inc., a retail technology start-up. Starting in 1997 until 1999, Ben worked as an analyst at a private equity real estate fund, Lubert-Adler, and for venture capital firm IL Management. Ben has a Bachelor of Arts from the University of Pennsylvania. Ben is on the Board of Trustees of the National Center for Children and Families.

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Brandon T. Jenkins currently serves as Chief Operating Officer of our Manager and has served in such capacities with the sponsor since February of 2014, prior to which time he served as Head of Product Development and Director of Real Estate which he continues to do currently. Additionally, Brandon has served as Director of Real Estate for WestMill Capital Partners since March of 2011. Previously, Brandon spent two and a half years as an investment advisor and sales broker at Marcus & Millichap, the largest real estate investment sales brokerage in the country. Prior to his time in brokerage, Brandon also worked for Westfield Corporation, a leading shopping center owner. Brandon earned is BA in Public Policy and Economics from Duke University.

Bjorn J. Hall currently serves as the General Counsel, Chief Compliance Officer and Secretary of our Manager and has served in such capacities with our sponsor since February 2014. Prior to joining our sponsor in February 2014, Bjorn was a counsel at the law firm of O’Melveny & Myers LLP, where he was a member of the Corporate Finance and Securities Group. Bjorn has a Bachelor of Arts from the University of North Dakota and received a J.D. from Georgetown University Law Center.

Compensation of Executive Officers

We do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us. Each of the executive officers of our sponsor also serves as an executive officer of our Manager. Each of these individuals receives compensation for his services, including services performed for us on behalf of our Manager, from our sponsor. As executive officers of our Manager, these individuals serve to manage our day-today affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although we indirectly bear some of the costs of the compensation paid to these individuals, through fees and reimbursements we pay to our Manager, we do not pay any compensation directly to these individuals.

Compensation of our Manager

For information regarding the compensation of our Manager, please see “Management Compensation” in our Offering Circular here.

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Item 4.	Security Ownership of Management and Certain Securityholders

Principal Shareholders

The following table sets forth the beneficial ownership of our common shares as of March 31, 2017 for each person or group that holds more than 5% of our common shares, for each director and executive officer of our Manager and for the directors and executive officers of our Manager as a group. To our knowledge, each person that beneficially owns our common shares has sole voting and disposition power with regard to such shares.

Each person or entity has an address in care of our principal executive offices at 1601 Connecticut Ave., NW, Suite 300, Washington, DC 20009.

	Number of Shares
Name of Beneficial Owner(1)	Beneficially Owned	Percent of All Shares
Benjamin S. Miller	500	*
Brandon T. Jenkins	0	0
Bjorn J. Hall	0	0
All directors and executive officers of our Manager as a group (3 persons)	500	*

*	Represents less than 1% of our outstanding common shares.

(1)	Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

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Item 5.	Interest of Management and Others in Certain Transactions

For further details, please see Note 6, “Related Party Arrangements” in our financial statements.

Item 6.	Other Information

None.

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INDEX TO FINANCIAL STATEMENTS OF

Fundrise West Coast opportunistic Reit, LLC

58

Independent Auditor’s Report

To the Members
Fundrise West Coast Opportunistic REIT, LLC Washington, D.C.	RSM US LLP

Report on the Financial Statements

We have audited the accompanying financial statements of Fundrise West Coast Opportunistic REIT, LLC (the Company), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, changes in members’ equity, and cash flows for the year ended December 31, 2016 and for the period from November 19, 2015 (inception) through December 31, 2015, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fundrise West Coast Opportunistic REIT, LLC as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the year ended December 31, 2016 and for the period from November 19, 2015 (inception) through December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

/s/ RSM US LLP

McLean, Virginia

March 17, 2017

THE POWER OF BEING UNDERSTOOD

AUDIT | TAX | CONSULTING

RSM US LLP is the U.S. member of RSM International, a global network of independent audit, tax, and consulting firms. Visit rsmus.com/aboutus for more information regarding RSM US LLP and RSM International.

F-1

Fundrise West Coast Opportunistic REIT, LLC

Balance Sheets

As of December 31, 2016 and December 31, 2015
(Amounts in thousands, except share and per share data)

	2016	2015
ASSETS
Cash and cash equivalents	$2,955	$5
Interest receivable	100	—
Other assets	2	—
Real estate debt investments	5,889	—
Deferred costs, net of accumulated amortization of $59 and $0 as of December 31, 2016 and December 31, 2015, respectively	388	—
Total Assets	$9,334	$5

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$55	$—
Due to related party	1,936	—
Settling subscriptions	446	—
Distributions payable	171	—
Redemptions payable	150	—
Total Liabilities	2,758	—

Members’ Equity:
Fundrise West Coast Opportunistic REIT, LLC Members’ Equity: Common shares, $10 per share; unlimited shares authorized; 680,091 and 500 shares issued and outstanding as of December 31, 2016 and December 31, 2015, respectively, net of accumulated amortization of deferred offering costs of $59 and $0 as of December 31, 2016 and December 31, 2015, respectively	6,743	5
Retained Earnings (Accumulated deficit)	(167)	—
Total Members’ Equity	6,576	5
Total Liabilities and Members’ Equity	$9,334	$5

The accompanying notes are an integral part of these financial statements.

F-2

Fundrise West Coast Opportunistic REIT, LLC

Statements of Operations

For the Year Ended December 31, 2016 and for the Period November 19, 2015 (Inception) through December 31, 2015

(Amounts in thousands, except share and per share data)

	2016		2015
Net investment income
Interest income	$100		$—
Interest expense – related party note	(6)		—
Total net investment income	94		—

Expenses
Asset management and other fees- related party	—		—
General and administrative expenses	90		—
Total expenses	90		—

Net income	$4		$—
Net income per basic and diluted common share	$0.04	[1]	$—
Weighted average number of common shares outstanding, basic and diluted	94,684	[1]	—

[1] In this initial year of operations we have recalculated the weighted average of common shares outstanding and net income per basic share over the period from commencement of operations through December 31, 2016 at 500,087 and $0.01, respectively.

The accompanying notes are an integral part of these financial statements.

F-3

Fundrise West Coast Opportunistic REIT, LLC

Statements of Members’ Equity

For the Year Ended December 31, 2016 and for the Period November 19, 2015 (Inception) through December 31, 2015

(Amounts in thousands, except share data)

	Common Shares
	Shares	Amount	Retained Earnings (Accumulated Deficit)	Total Company’s Shareholders’ Equity
November 19, 2015 (Inception)	—	$—	$—	$—
Proceeds from issuance of common shares	500	5	—	5
Accumulated amortization of deferred offering costs	—	—	—	—
Distributions declared on common shares	—	—	—	—
Redemptions of common shares	—	—	—	—
Net income	—	—	—	—
Balance as of December 31, 2015	500	5	—	5
Proceeds from issuance of common shares	694,691	6,947	—	6,947
Accumulated amortization of deferred offering costs	—	(59)	—	(59)
Distributions declared on common shares	—	—	(171)	(171)
Redemptions of common shares	(15,100)	(150)	—	(150)
Net income	—	—	4	4
Balance as of December 31, 2016	680,091	$6,743	$(167)	$6,576

The accompanying notes are an integral part of these financial statements.

F-4

Fundrise West Coast Opportunistic REIT, LLC

Statements of Cash Flows

For the Year Ended December 31, 2016 and for the Period November 19, 2015 (Inception) through December 31, 2015

(Amounts in thousands)

	2016	2015
OPERATING ACTIVITIES:
Net income (loss)	$4	$—
Adjustments to reconcile net income to net cash (used in) operating activities:
Net increase in interest receivable	(100)	—
Net increase in other assets	(2)	—
Net increase in accounts payable and accrued expenses	55	—
Increase in due to related party	31	—
Net cash (used in) operating activities	(12)	—
INVESTING ACTIVITIES:
Investment in real estate debt related investments	(5,889)	—
Net cash (used in) investing activities	(5,889)	—
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	6,947	5
Proceeds from note payable- related party	1,500	—
Proceeds from subscriptions not settled	446	—
Deferred offering costs	(447)	—
Advances from related party	447	—
Repayments of advances from related party	(42)	—
Net cash provided by financing activities	8,851	5

Net increase in cash and cash equivalents	2,950	5
Cash and cash equivalents, beginning of period	5	—
Cash and cash equivalents, end of period	$2,955	$5

SUPPLEMENTAL DISCLOSURE OF NON-CASH TRANSACTIONS:
Amortization of deferred offering costs	$59	$—
Distributions payable	$171	$—
Redemptions payable	$150	$—

The accompanying notes are an integral part of these financial statements.

F-5

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2016 and for the Period November 19, 2015 (Inception) Through December 31, 2015

1.	Formation and Organization

Fundrise West Coast Opportunistic REIT, LLC was formed on November 19, 2015, as a Delaware limited liability company to invest in a diversified portfolio of commercial real estate assets and securities. Operations commenced October 25, 2016. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise West Coast Opportunistic REIT, LLC except where the context otherwise requires.

The Company was organized primarily to originate, invest in and manage a diversified portfolio of commercial real estate loans, commercial real estate, and may also invest in commercial real estate-related debt securities and other real estate-related assets. Substantially all of the Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”).

The Company’s origination, investing and management activities related to commercial real estate are all considered a single reportable business segment for financial reporting purposes. All of the investments the Company has made to date have been in domestic commercial real estate assets with similar economic characteristics, and the Company evaluates the performance of all of its investments using similar criterion.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes as of the year ended December 31, 2016. We hold substantially all of our assets directly, and as of the date of this filing have not established an operating partnership or any taxable REIT subsidiary (“TRS”) or qualified REIT subsidiary (“QRS”), though we may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on our status as a REIT.

A maximum of $50 million in the Company’s common shares may be sold to the public in this Offering (as defined below). The Manager has the authority to issue an unlimited number of common shares. As of December 31, 2016 and December 31, 2015, the Company has issued 680,091 and 500 shares, respectively, including shares to Rise Companies Corp. (the “Sponsor”), an indirect owner of the Manager, in an amount of 500 common shares for an aggregate purchase price of $5,000 as of December 31, 2015. In addition, as of December 31, 2016, Fundrise, L.P., an affiliate of the Sponsor, has purchased an aggregate of 9,500 common shares at $10.00 per share in a private placement for an aggregate purchase price of $95,000. At December 31, 2015, Fundrise, L.P. had committed to purchase but had not purchased any common shares.

Pursuant to the Form 1-A filed with the SEC with respect to our offering (the “Offering”) of up to $50 million in common shares, the purchase price for all shares was $10.00 per share as of December 31, 2016 and December 31, 2015. The Offering was declared qualified by the SEC on September 30, 2016.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying balance sheets, statements of operations and statements of cash flows and related notes to the financial statements of the Company are prepared on the accrual basis of accounting

F-6

and conform to accounting principles generally accepted in the United States of America (“GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC.

Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less. Cash and cash equivalents are carried at cost which approximates fair value.

Concentration of Credit Risk

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses on cash.

Organizational, Offering and Related Costs

Organizational and offering costs of the Company are initially being paid by the Manager on behalf of the Company. These organizational and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering, and the marketing and distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. The Company anticipates that, pursuant to the Company’s amended and restated operating agreement (the “Operating Agreement”), the Company will be obligated to reimburse the Manager, or its affiliates, as applicable, for organization and offering costs paid by them on behalf of the Company, subject to a minimum offering raise, as described below.

The Sponsor intends to establish a number of programs as real estate investment trusts that will be similar in structure to ours. As the Company is one of the Sponsor’s initial such programs, it is anticipated that the legal fees and other formation and structuring expenses incurred by the Manager in qualifying this offering may be substantially higher than those of future similar programs. Accordingly, the Manager has agreed to allocate legal fees incurred in establishing the first ten such programs (including us) that exceed the estimated legal fees of $312,500 per program, to other programs sponsored by the Sponsor. As a result, we and each of the other nine programs will be required to reimburse the Manager for up to $312,500 in legal fees incurred in preparing such offerings. The Sponsor believes that this allocation of legal fees to future similar programs is the most equitable way to ensure that all of the first ten programs bear the burden of establishing a working framework for similar offerings under the newly revised rules of Regulation A. If the Sponsor is not successful in organizing an offering for each of the other nine programs, the Sponsor will bear the legal costs that exceed the portion allocated to us.

F-7

After the Company raised $1,000,000 in this offering (not including the $100,000 received or to be received in the private placements to the Sponsor and Fundrise, L.P.), beginning on the date that the Company started its operations, it started to reimburse the Manager, without interest, for these organization and offering costs incurred both before and after that date. Reimbursement payments are made in monthly installments; however, the aggregate monthly amount reimbursed can never exceed 0.50% of the aggregate gross offering proceeds from the Offering. If the sum of the total unreimbursed amount of such organization and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess is eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager has been reimbursed in full. As of December 31, 2016 and December 31, 2015 the Company had reimbursed the Manager $41,915 and $0, respectively.

As of December 31, 2016 and December 31, 2015, the Manager had incurred organizational and offering costs of approximately $471,000 and $53,000, respectively, on behalf of the Company. These costs are not recorded in the financial statements of the Company as of December 31, 2015 because such costs were not a liability of the Company until the Company had raised $1,000,000 in its offering, which occurred subsequent to December 31, 2015.

Organizational costs are expensed as incurred, and offering costs are amortized ratably as a reduction to members’ equity based on the proportion of gross proceeds raised to the total gross proceeds expected to be raised when the Offering is complete. As of December 31, 2016 and December 31, 2015, $28,615 and $0, respectively, of organizational expenses were included as a general and administrative expense in the statements of operations, and $58,939 and $0, respectively, of offering costs had been amortized and were included in the statements of members’ equity.

Settling Subscriptions

Settling subscriptions presented on the balance sheet represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

As of December 31, 2016 and December 31, 2015, the total amount of equity issued by the Company on a gross basis before considering amortization of offering costs was $6,801,733 and $5,000, respectively, and the total amount of settling subscriptions was $446,550 and $0, respectively. Both of these amounts were based on a $10 per share price.

Principles of Consolidation

As of December 31, 2016 and December 31, 2015, the Company does not consolidate any separate legal entities in which we own equity interests. We do not own, directly or indirectly, a majority voting interest in any other entity as of the date of these financial statements. We generally consolidate variable interest entities (“VIE”) where the Company is the primary beneficiary of a VIE in which we have a variable interest and voting interest entities where the Company is the majority owner or otherwise controls the voting interest entity.

F-8

Investments in Unconsolidated Joint Ventures

Non-controlling, unconsolidated ownership interests in an entity may be accounted for using the equity method, at fair value or the cost method.

Under the equity method, the investment is adjusted each period for capital contributions and distributions and its share of the entity’s net income (loss). Capital contributions, distributions and net income (loss) of such entities are recorded in accordance with the terms of the governing documents. An allocation of net income (loss) may differ from the stated ownership percentage interest in such entity as a result of preferred returns and allocation formulas, if any, as described in such governing documents. Equity method investments are recognized using a cost accumulated model in which the investment is recognized based on the cost to the investor, which includes acquisition fees. Acquisition fees incurred directly in connection with the investments in a joint venture are capitalized and amortized using the straight-line method over the estimated useful life of the underlying joint venture assets. The Company does not currently account for any of its investments under the equity method, and no amortization of acquisition fees is currently reflected on the financial statements.

The Company may account for an investment in an unconsolidated entity at fair value by electing the fair value option. In general, if the fair value election is made, the Company’s share of changes in fair value from one period to another are recorded in the statement of operations. Any change in fair value attributable to market related assumptions is considered unrealized gain or loss.

The Company may account for an investment that does not qualify for the equity method, or for which the fair value option has not been elected, by using the cost method. Under the cost method, equity in earnings is recorded as distributions are received to the extent they are not considered a return of capital, which is recorded as a reduction of cost of the investment.

As of December 31, 2016 and December 31, 2015, respectively, the Company has not elected the fair value option with respect to any of its investments, nor do we treat any of our investments in unconsolidated joint ventures as equity investments for purposes of GAAP. The Company’s investments that are legally structured as preferred equity are treated as debt securities on these financial statements in accordance with GAAP.

Real Estate Debt Investments

Our debt related investments are considered to be classified as held to maturity, as we have both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments are deemed to be impaired. The Company’s real estate debt investments are subject to continual analysis for potential loan impairment.

A debt related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. When an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate. As a practical expedient, the Financial Accounting Standards Board (the “FASB”) issued ASC Topic 310, Receivables, which permits a creditor to measure an observable market price for the impaired debt related investment as an alternative to discounting expected future cash flows. Regardless of the measurement method, a creditor should measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. A debt related investment is also considered impaired if its terms are modified in a troubled debt restructuring (“TDR”). A TDR occurs when we grant a concession to a borrower in financial difficulty

F-9

by modifying the original terms of the loan. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan.

We have certain investments that are legally structured as equity investments with rights to receive preferred economic returns (referred to throughout these Notes as “preferred equity” investments). We report these investments as real estate debt securities when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

As of December 31, 2016 and December 31, 2015, none of our debt related investments are considered impaired, and no impairment charges have been recorded in these financial statements. We have invested in four debt related investments as of the date of these financial statements. The following table describes our debt related investment activity for the year ended December 31, 2016 and for the period November 19, 2015 (Inception) through December 31, 2015 (amounts in thousands):

Investments in Real Estate Debt:	For the Year Ended December 31, 2016	For the Period November 19, 2015 (Inception) through December 31, 2015
Beginning balance	$—	$—
Investments (1)	5,889	—
Principal repayments	—	—
Amortization of deferred fees, costs, and discounts/premiums	—	—
Ending balance	$5,889	$—

(1)	Investments include four new senior debt instruments with contractually required redemption or maturity dates.

Share Redemptions

The Company has adopted a redemption plan whereby on a quarterly basis, shareholders may request that the Company redeem at least 25% or more of their shares. Based on an assessment of the Company’s liquid resources and redemption requests, the Company’s Manager has the authority, in its sole discretion, to limit redemptions by each shareholder during any quarter, including if the Manager deems such action to be in the best interest of the shareholders as a whole.

Pursuant to the program, for the first eighty-nine (89) days following the settlement of the common shares subject to the redemption request (the “Introductory Period”), the per share redemption price will be equal to the purchase price of the shares being redeemed less any distributions received during that period. Shareholders that redeemed during the introductory period will not be allocated any distributions that were declared but unpaid during this period.

Beginning on the ninetieth day following the settlement of the common shares the Company may redeem shares with a per share redemption price calculated based on the most current Net Asset Value (“NAV”) per share. The redemption price is subject to the following discounts, depending upon when the shares are redeemed:

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Holding Period from Date of Purchase	Effective Redemption Price(1) (as percentage of per share redemption price)
Less than 90 days (Introductory Period)	100%
90 days until 3 years	97%
3 years to 4 years	98%
4 years to 5 years	99%
More than 5 years	100%

(1)	The Effective Redemption Price will be rounded down to the nearest $0.01.

In addition, the redemption price will be reduced by the aggregate sum of distributions, if any, declared on the shares subject to the redemption request with record dates during the period between the quarter-end redemption request date and the redemption date.

Because the Company’s NAV per share will be calculated at the end of each quarter beginning at the end of the fourth quarter of 2017, the redemption price may change between the date the Company receives the redemption request and the date on which redemption proceeds are paid. As a result, the redemption price that a shareholder will receive may be different from the redemption price on the day the redemption request is made.

The Manager may amend, suspend, or terminate the redemption plan at any time in its sole discretion, without notice, including if it believes that such action is in the best interest of the shareholders as a whole.

Income Taxes

The Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986, commencing with the taxable year ending December 31, 2016. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its shareholders (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying distributions to its shareholders. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying financial statements, and no gross deferred tax assets or liabilities have been recorded as of December 31, 2016 or December 31, 2015.

All tax periods since inception remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Distributions

Our distributions are characterized for federal income tax purposes as (i) ordinary income, (ii) non-taxable return of capital, or (iii) long-term capital gain. Distributions that exceed current or accumulated tax earnings and profits constitute a return of capital for tax purposes and reduce the shareholders’ basis in the common shares. To the extent that distributions exceed both current and accumulated earnings and profits and the shareholders’ basis in the common shares, they will generally be treated as a gain or loss upon the sale or exchange of our shareholders’ common shares. We will report the taxability of our distributions in information returns that will be provided to our shareholders

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and filed with the Internal Revenue Service in the year following the distributions. This information will be provided annually beginning with the year ended December 31, 2016.

The Company declared three distributions during the year ended December 31, 2016. These distributions were or will be calculated based on shareholders of record each day during these periods.

The table below outlines the Company’s total distributions declared to shareholders and distributions relating to the Sponsor and its affiliates for each of the period (all amounts are in thousands except per share data):

	Shareholders				Related Parties(1)
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Total Paid as of December 31, 2016	Total Declared
November 1, 2016 through November 30, 2016	0.0006849315	$9		$—	$
December 1, 2016 through December 31, 2016	0.0010958904	21			1
January 1, 2017 through March 31, 2017	0.0021917808	141	(2)	—	2
Total		$171		$—	$3

(1) Total distributions declared to related parties is included in total distributions declared to all shareholders.

(2) The liability for the first quarter 2017 distribution was estimated based on the daily distribution per-share amount multiplied by the number of shareholders as of the date of the preparation of the December 31, 2016 financial statements, and is scheduled to be paid within three weeks after the end of March 31, 2017.

Revenue Recognition

Interest income is recognized on an accrual basis and any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method. Interest income is recognized on senior debt investments classified as held to maturity securities, and investments in joint ventures that are accounted for using the cost method if the terms of the equity investment includes terms that are akin to interest on a debt instrument. As of December 31, 2016 and December 31, 2015, no amortization of premium, discount, origination costs or fees has been recognized.

Recent Accounting Pronouncements

In January 2016, the FASB issued Accounting Standards Update 2016-01 (“ASU 2016-01”), Financial Instruments – Overall, which changes the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. The FASB also clarifies the guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The guidance will be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2017. The guidance should be applied prospectively from that date. Early adoption is permitted regarding the guidance on the presentation of the change in fair value of financial liabilities under the fair value option for financial statements that have not been issued. We do not anticipate the adoption will have a significant impact on the presentation of these financial statements.

In February 2016, the FASB issued Accounting Standards Update 2016-02 (“ASU 2016-02”), Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to

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recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. The guidance will be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2018, with early adoption permitted. We are currently assessing the impact of this update on the presentation of these financial statements.

 In March 2016, the FASB issued Accounting Standards Update 2016-07 (“ASU 2016-07”), Investments – Equity Method and Joint Ventures, which eliminates the requirement to retrospectively apply the equity method in previous periods when an investor initially obtains significant influence over an investee. The new guidance requires an investor to apply the equity method prospectively from the date the investment qualifies for the equity method. The guidance will be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2016, with early adoption permitted. We do not anticipate the adoption will have a significant impact on the presentation of these financial statements.

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2019. We are currently in the process of evaluating the impact of the adoption of this standard on our financial statements.

In August 2016, the FASB issued Accounting Standards Updated 2016-1 (“ASU 2016-15”), Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments, which provides guidance on the presentation and classification in the statement of cash flows for specific cash receipt and payment transactions, including debt prepayment or extinguishment costs, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims and corporate-owned life insurance policies, and distributions received from equity method investees. This standard is effective for fiscal years beginning after December 15, 2017, including interim periods within that reporting period. We are currently in the process of evaluating the impact of the adoption of this standard on our financial statements.

In November 2016, the FASB issued Accounting Standards Updated 2016-18 (“ASU 2016-18”) Statement of Cash Flows: Restricted Cash, which clarifies the presentation requirements of restricted cash within the statement of cash flows. The changes in restricted cash and restricted cash equivalents during the period should be included in the beginning and ending cash and cash equivalents balance reconciliation on the statement of cash flows. When cash, cash equivalents, restricted cash or restricted cash equivalents are presented in more than one line item within the statement of financial position, an entity shall calculate a total cash amount in a narrative or tabular format that agrees to the amount shown on the statement of cash flows. Details on the nature and amounts of restricted cash should also be disclosed. This standard is effective for fiscal years beginning after December 15, 2017, including interim periods within that reporting period. We are currently in the process of evaluating the impact of the adoption of this standard on our financial statements.

In January 2017, the FASB issued Accounting Standards Update 2017-01 (“ASU 2017-01”), Business Combinations, which clarifies the definition of a business, particularly when evaluating whether transactions should be accounted for as acquisitions or dispositions of assets or businesses. The first part of the guidance provides a screen to determine when a set is not a business; the second part of the guidance provides a framework to evaluate whether both an input and a substantive process are present. The guidance will be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2017. Early adoption is permitted for transactions that have not

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been reported in issued financial statements. We are currently assessing the impact of this update on the presentation of these financial statements.

The Company evaluated subsequent events through March 17, 2017, which is the date the financial statements were available to be issued.

3.	Investments in Real Estate Related Assets

The following table presents the Company’s investments in real estate related assets, as of December 31, 2016, all of which were acquired during the fourth quarter of 2016 (dollars in thousands):

Asset Type	Number	Principal Amount or Cost(1)	Future Funding Commitments	Carrying Value	Allocation by Investment Type(2)
Senior debt	4	$5,889	$336	$6,225	100%
Balance as of December 31, 2016	4	$5,889	$336	$6,225	100%

(1)	For debt investments, this only includes the stated amount of funds disbursed to date and interest that was contractually converted to principal.
(2)	This allocation is based on the principal amount of debt actually disbursed to date and interest that was contractually converted to principal and preferred equity investments at cost. It does not include future funding commitments that are not yet drawn.

The following table presents certain information about the Company’s investments in real estate related assets, as of December 31, 2016, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Senior debt	4	$5,889	$—	$—	$—
Balance as of December 31, 2016	4	$5,889	$—	$—	$—

Credit Quality Monitoring

The Company’s debt investments and preferred equity investments that earn interest based on debt-like terms are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have interests in real estate similar to the interests just described. The Company evaluates its debt investments at least quarterly and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service or guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered investments for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of December 31, 2016, all investments are considered to be performing. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment.

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4.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

The Company’s financial instruments consist of cash, four debt investments, note payable to a related party, and accounts payable. The carrying values of cash and cash equivalents, receivables, note payable to a related party, and accounts payable are reasonable estimates of their fair value. The aggregate fair value of our debt investments is based on unobservable Level 3 inputs which management has determined to be its best estimate of current market values. The methods utilized generally included a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market based interest or preferred return rate, loan to value ratios, and expected repayment and prepayment dates.

As a result of this assessment, as of December 31, 2016, management estimated the carrying value of the four debt investments are reasonable estimates of their fair value.

5.	Borrowings

During the year ended December 31, 2016, the Company borrowed funds in the amount of $1,500,000 on its promissory grid note arrangement with a related party (Note 6). As of December 31, 2016, principal and interest totaling $1,506,771 remained payable to our Sponsor. See Note 6 – Related Party Arrangements – Rise Companies Corp.

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6.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

The Manager and certain affiliates of the Manager receive fees and compensation in connection with the Company’s public offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager will be reimbursed for organizational and offering expenses incurred in conjunction with the Offering. The Company will reimburse the Manager, subject to the reimbursement limit previously described, for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. See Note 2 – Summary of Significant Accounting Policies – Organizational, Offering and Related Costs.

The following table summarizes reimbursable costs incurred by the Company during the year ended December 31, 2016 and for the period November 19, 2015 (Inception) through December 31, 2015 (amounts in thousands):

Reimbursable Organizational and Offering Costs Due to Fundrise Advisors, LLC:	During the year ended December 31, 2016	For the Period November 19, 2015 (Inception) through December 31, 2015
Organizational costs	$24	$—
Offering costs (1)	447	—
Reimbursements made	(42)	—
Total	$429	$—

(1)	As of December 31, 2016, $58,939 of offering costs were amortized against members’ equity, which represents the ratable portion of proceeds raised to date to the total amount of proceeds expected to be raised from the Offering.

The Company will pay the Manager a quarterly asset management fee of one-fourth of 1.00%, which, until December 31, 2017, will be based on our net offering proceeds as of the end of each quarter, unless the Manager does not require reimbursement in any particular quarter, and thereafter will be based on our NAV at the end of each prior quarter.

The Company’s Manager has agreed, for a period until December 31, 2016 (the “fee waiver period”), to waive its asset management fee during the fee waiver period if the average annualized non-compounded return to investors is less than eight percent (8%). Following the conclusion of the fee

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waiver period, our Manager may, in its sole discretion, waive its asset management fee, in whole or in part. The Manager will forfeit any portion of the asset management fee that is waived. Accordingly, during the year ended December 31, 2016 and the period November 19, 2015 (Inception) through December 31, 2015, no asset management fees have been paid or accrued to the Manager.

The Company will also pay the Manager a special servicing fee for any non-performing asset at an annualized rate of 2.00%, which will be based on the original value of such non-performing asset. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of December 31, 2016, and December 31, 2015, the Manager has not designated any asset as non-performing and no special servicing fees have been paid to the Manager.

The Company will also pay the Manager a disposition fee from the liquidation of any of our equity investments in real estate equal to 0.5% of the gross proceeds after repayment of any property level debt. As of December 31, 2016 and December 31, 2015, no equity investments had been acquired or disposed of, and accordingly no disposition fees were incurred.

Fundrise Servicing, LLC

Fundrise Servicing, LLC may receive a fee from 0.00% to 0.50% for the ongoing servicing and administration of certain loans and investments held by us. The fee is calculated as an annual percentage of the stated value of the loan and is deducted at the time that payments on the loan are made. The fee is deducted from payments in proportion to the split between current and accrued payments. Servicing fees may be waived at Fundrise Servicing, LLC’s sole discretion. As of December 31, 2016 and December 31, 2015, the Company had not paid any servicing fees nor had any servicing fees been accrued to Fundrise Servicing, LLC.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC or its affiliates may close and fund a loan or other investment prior to it being acquired by us. The ability to warehouse investments allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the year ended December 31, 2016, the Company purchased four investments that were warehoused or owned by Fundrise Lending, LLC.

For situations where our sponsor, Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the shareholders and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. During the year ended December 31, 2016 and the period November 19, 2015 (Inception) through December 31, 2015 fees of $4,000 and $0, respectively, were paid to the Independent Representative as compensation for those services.

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Fundrise, L.P., Member

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, Fundrise L.P. may provide capital to Fundrise Lending, LLC for the purposes of acquiring investments where there would otherwise be insufficient capital. During the year ended December 31, 2016, Fundrise, L.P. did not provide capital to Fundrise Lending, LLC for the purposes of acquiring investments on behalf of the company.

Fundrise, L.P. is a member of the Company and holds 9,500 shares as of December 31, 2016. Fundrise, L.P. did not hold any shares at December 31, 2015, but was committed to purchase 9,500 shares. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise L.P.

Rise Companies Corp, Member and Sponsor

As a means to provide liquidity during capital raising periods, Rise Companies Corp. issued a promissory grid note to the Company and its affiliates in the amount of $10,000,000. The loan bears a 2.5% interest rate and expires on January 31, 2017. The total drawn between the five noteholders may not exceed $10,000,000. As of December 31, 2016, the Company has drawn against the promissory grid note in the amount of $1,500,000 and has paid $6,771 of interest to Rise Companies Corp.

Rise Companies Corp is a member of the Company and holds 500 shares as of December 31, 2016 and as of December 31, 2015.

Executive Officers of Our Manager

As of the date of these financial statements, the executive officers of our Manager and their positions and offices are as follows:

Name	Position
Benjamin S. Miller	Chief Executive Officer and Interim Chief Financial Officer and Treasurer
Brandon T. Jenkins	Chief Operating Officer
Bjorn J. Hall	General Counsel, Chief Compliance Officer, and Secretary

Benjamin S. Miller currently serves as Chief Executive Officer of our Manager and has served as Chief Executive Officer and Director of our Sponsor since its inception on March 14, 2012. As of February 9, 2016, Ben is also serving as Interim Chief Financial Officer and Treasurer of our Manager.

Brandon T. Jenkins currently serves as Chief Operating Officer of our Manager and has served in the same role for our Sponsor since February of 2014, prior to which time he served as Head of Product Development and Director of Real Estate.

Bjorn J. Hall currently serves as the General Counsel, Chief Compliance Officer and Secretary of our Manager and has served in such capacities with our Sponsor since February 2014.

7.	Economic Dependency

Under various agreements, the Company has engaged or will engage Fundrise Advisors, LLC and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon Fundrise

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Advisors, LLC and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

8.	Commitments and Contingencies

Legal Proceedings

As of the date of the financial statements we are not currently named as a defendant in any active or pending litigation. However, it is possible that the company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

9.	Subsequent Events

Offering

As of March 17, 2017, we had raised total gross offering proceeds of approximately $11,616,700 from settled subscriptions (including the $100,000 received in the private placements to our sponsor, Rise Companies Corp., and Fundrise, L.P., an affiliate of our sponsor), and had settled subscriptions in our Offering and private placements for a gross aggregate of approximately 1,161,667 of our common shares.

Organizational, Offering and Related Costs

As a result of the Offering raising in excess of the $1,000,000 threshold, the organizational, offering and related costs paid by the Manager or its affiliates on behalf of the Company are required to be reimbursed by the Company. As of March 17, 2017, $120,957 of reimbursement payments have been made.

New Investments

As of March 17, 2017, the Company has made additional investments in the amount of $3,020,000. Including the investments reported on the balance sheet as of December 31, 2016, the Company has now invested in $8,908,750 of commercial real estate assets with total capital commitments of $9,245,000. The economic terms of these investments are similar to the investments that had been made as of December 31, 2016.

Distributions Payable

On October 26, 2016, the Manager of the Company ratified a daily distribution of $0.0006849315 per share (the “November 2016 Daily Distribution Amount”) for shareholders of record as of the close of business on each day of the period commencing on November 1, 2016 and ending on November 30, 2016 (the “November 2016 Distribution Period”). The distributions were payable to shareholders of record as of the close of business on each day of the November 2016 Distribution Period. On November 30, 2016, the Manager of the Company ratified a daily distribution of $0.0010958904 per share (the “December 2016 Daily Distribution Amount”) for shareholders of record as of the close of business on each day of the period commencing on December 1, 2016 and ending on December 31, 2016 (the “December 2016 Distribution Period”). The distributions were payable to shareholders of record as of the close of business on each day of the December 2016 Distribution Period. The November 2016 and December 2016 distributions were paid within the first three weeks of the end of the December 2016 Distribution Period. The aggregate amount of cash that was distributed relating to the November 2016 and December 2016 Distribution Periods was $29,927.

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On December 31, 2016, the Manager of the Company ratified a daily distribution of $0.0021917808 per share (the “Q1 2017 Daily Distribution Amount”) for shareholders of record as of the close of business on each day of the period commencing on January 1, 2017 and ending on March 31, 2017 (the “Q1 2017 Distribution Period”). The distributions are payable to shareholders of record as of the close of business on each day of the Q1 2017 Distribution Period and the distributions are scheduled to be paid within the first three weeks of the end of the Q1 2017 Distribution Period. The aggregate estimated amount of cash to be distributed related to the Q1 2017 Distribution Period is approximately $141,000. We will begin processing Q1 2017 distributions prior to April 21, 2017.

Settling Subscriptions

The entire amount of the $446,550 of settling subscriptions that existed as of December 31, 2016 were subsequently settled and common shares were issued by January 7, 2017.

Promissory Grid Note Repayment

On January 6, 2017, the Company paid off the entire balance of the promissory grid note, as borrower, to Rise Companies Corp, our Sponsor, as lender. The total principal and interest paid was $1,507,292.

Amended and Restated Promissory Grid Note

On October 25, 2016, the Company entered into an amended and restated promissory grid note, as borrower, with Rise Companies Corp, our Sponsor, as lender. The amended and restated note provides up to $10,000,000 in credit. On January 31, 2017, the expiration date was extended to April 30, 2017, and the interest rate increased to 3%. The Company did not pay any extension or other fees related to the amendment of this note.

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Item 8.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1**	Certificate of Formation (incorporated by reference to the copy thereof submitted as Exhibit 2.1 to the Company’s DOS/A filed as Exhibit 15.3 of Form 1-A)
2.2**	Certificate of Amendment (incorporated by reference to the copy thereof submitted as Exhibit 2.2 to the Company’s DOS/A filed as Exhibit 15.3 of Form 1-A)
2.3**	Amended and Restated Operating Agreement (incorporated by reference to the copy thereof submitted as Exhibit 2.3 to the Company’s DOS/A filed as Exhibit 15.3 of Form 1-A)
4.1**	Form of Subscription Package (incorporated by reference to the copy thereof submitted as Exhibit 4.1 of Form 1-A)
6.1**	Form of License Agreement between Fundrise West Coast Opportunistic REIT, LLC and Fundrise, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s DOS/A filed as Exhibit 15.3 of Form 1-A)
6.2**	Form of Fee Waiver Support Agreement between Fundrise West Coast Opportunistic REIT, LLC and Fundrise Advisors, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.2 to the Company’s DOS/A filed as Exhibit 15.3 of Form 1-A)
6.3**	Form of Shared Services Agreement between Rise Companies Corp. and Fundrise Advisors, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.3 to the Company’s DOS/A filed as Exhibit 15.3 of Form 1-A)
6.4**	Form of Servicing Agreement between Fundrise West Coast Opportunistic REIT, LLC and Fundrise Servicing, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.4 to the Company’s DOS/A filed as Exhibit 15.3 of Form 1-A)
11.1*	Consent of RSM US LLP
15.1**	Draft offering statement previously submitted pursuant to Rule 252(d) (incorporated by reference to the copy thereof previously made public pursuant to Rule 301 of Regulation S-T)
15.2**	Draft amended offering statement previously submitted pursuant to Rule 252(d) (incorporated by reference to the copy thereof previously made public pursuant to Rule 301 of Regulation S-T)
15.3**	Draft amended offering statement previously submitted pursuant to Rule 252(d) (incorporated by reference to the copy thereof previously made public pursuant to Rule 301 of Regulation S-T)
15.4**	Correspondence by or on behalf of the issuer previously submitted pursuant to Rule 252(d) (incorporated by reference to the copy thereof previously made public pursuant to Rule 301 of Regulation S-T)

*	Filed herewith
**	Filed previously

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, D.C. on April 13, 2017.

Fundrise West Coast Opportunistic REIT, LLC
By:	Fundrise Advisors, LLC, a Delaware limited liability company, its Manager

By:	/s/ Benjamin S. Miller
	Name:	Benjamin S. Miller
	Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer,	April 13, 2017
Benjamin S. Miller	Interim Chief Financial Officer
and Treasurer of
Fundrise Advisors, LLC
(Principal Executive Officer,
Principal Financial Officer and
Principal Accounting Officer)

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